UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APTERA MOTORS CORP.

(Exact name of registrant as specified in its charter)

Delaware	3751	83-4079594
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5818 El Camino Real

Carlsbad, California 92008

858-371-3151

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Anthony

Co-Chief Executive Officer

Aptera Motors Corp.

5818 El Camino Real

Carlsbad, California 92008

858-371-3151

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Traci M. Tomaselli, Esq.

Daniel L. Forman, Esq.

Stephen G. Zapf, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(646) 414-6926

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 23, 2025

PROSPECTUS

APTERA MOTORS CORP.

6,000,000 Shares of Class B Common Stock

This prospectus relates to the offer and resale of up to 6,000,000 shares of Class B common stock, par value $0.0001 per share of Aptera Motors Corp., a Delaware corporation (the “Class B common stock”) by New Circle Principal Investments LLC, a Delaware limited liability company (the “Selling Stockholder” or “New Circle”). The shares of Class B common stock being offered by New Circle have been and may be issued pursuant to the share purchase agreement dated October 13, 2025 that we entered into with New Circle (the “Purchase Agreement”). The shares registered for resale also include shares of Class B common stock having an aggregate value of $375,000 upon effectiveness of this registration statement that we intend to issue to New Circle as consideration for its commitment to purchase our Class B common stock pursuant to the Purchase Agreement (the “Commitment Shares”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Class B common stock by New Circle. However, we may receive up to $75 million in aggregate gross proceeds from sales of our Class B common stock to New Circle that we may make under the Purchase Agreement from time to time after the date of this prospectus. See the sections entitled “The New Circle Transaction” for a description of the transaction contemplated by the Purchase Agreement and “Selling Stockholder” for additional information regarding New Circle.

Our registration of the securities covered by this prospectus does not mean that New Circle will offer or sell any of the Class B common stock. Subject to the terms of the Purchase Agreement, New Circle may sell the shares of our Class B common stock included in this prospectus in a number of different ways and at varying prices. We provide more information about how New Circle may sell the shares in the section entitled “Plan of Distribution.” New Circle is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). Any profits on the sales of our Class B common stock by New Circle and any discounts, commissions or concessions received by New Circle may be deemed to be underwriting discounts and commissions under the Securities Act.

New Circle will pay all sales and brokerage commissions and similar expenses in connection with the offer and resale of the Common Stock by New Circle pursuant to this prospectus. We will pay the expenses (except sales and brokerage commissions and similar expenses) incurred in registering under the Securities Act the offer and resale of the shares included in this prospectus by New Circle, including legal and accounting fees. See “Plan of Distribution.”

Our Class B Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SEV”. On October 20, 2025, the closing price of our Class B Common Stock was $5.28.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

On August 5, 2025, we effected a one-for-three reverse stock split pursuant to which every three shares of our issued and outstanding Class B common stock were reclassified as one share of Class B common stock (the “Reverse Stock Split”). The Reverse Stock Split had no impact on the par value of our Class B common stock or the authorized number of shares of our common stock. Unless otherwise indicated, all share and per share information in this prospectus is adjusted to reflect the Reverse Stock Split.

See the section titled “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our Class B common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2025

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the Selling Stockholder has authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the Selling Stockholder take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Selling Stockholder will offer to sell, and seek offers to buy, shares of their Class B common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class B common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the Selling Stockholder has done anything that would permit possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Class B common stock by the Selling Stockholder and the distribution of this prospectus outside of the United States.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC on Form S-1. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Class B common stock by the Selling Stockholder, although we will receive proceeds from sales of our Class B common stock to New Circle that we may make pursuant to the Purchase Agreement, as described in this prospectus.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to these offerings. The prospectus supplement or post-effective amendment may also add, update, or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any of our securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. You should carefully read this prospectus in its entirety before investing in our Class B common stock, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “Aptera,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Aptera Motors Corp. Aptera is not legally related to Aptera Motors Inc. Our fiscal year ends December 31. Unless otherwise indicated, amounts in this prospectus, other than share amounts, are in thousands.

APTERA MOTORS CORP.

Overview

We are an automotive technology company focused on developing and manufacturing highly efficient solar electric vehicles (SEVs). Our flagship vehicle, the Aptera, is a three-wheeled, two-passenger vehicle designed for efficiency and sustainability. We believe the Aptera’s unique design, incorporating solar charging capabilities and aerodynamic efficiency, will offer a compelling alternative to conventional vehicles.

Our Business Model

We intend to generate revenue primarily through the sale of our SEVs. Our current focus is on completing the development and commencing production of the Aptera. To date, we have not commenced production of our SEVs. We plan to offer various Aptera models with different features and price points. We may also explore other revenue streams in the future, such as providing charging infrastructure or developing related technologies.

The Aptera

The Aptera is designed to be a highly efficient vehicle, minimizing energy consumption through its aerodynamic design and lightweight construction. Its integrated solar panels are intended to supplement battery charging, potentially allowing drivers to travel significant distances using only solar power. The Aptera is designed to be a practical and sustainable transportation solution for daily commuting and other driving needs.

Competitive Advantages

We believe the Aptera offers several competitive advantages, including:

●	High Efficiency: The Aptera’s aerodynamic design and lightweight construction contribute to its high energy efficiency.

●	Solar Charging: Integrated solar panels provide supplemental charging, potentially reducing reliance on traditional charging infrastructure.

●	Unique Design: The Aptera’s distinctive three-wheeled design differentiates it from conventional vehicles.

●	Sustainability: The Aptera’s electric powertrain and solar charging capabilities contribute to a reduced environmental footprint.

Challenges

We face numerous challenges in developing and commercializing the Aptera, including:

●	Production: We have not yet commenced production of the Aptera and face risks associated with scaling production.

●	Competition: The passenger vehicle industry is highly competitive, and we face competition from established automakers and other electric vehicle manufacturers.

●	Technology: The development of advanced technologies, such as solar charging and battery systems, involves technical risks.

●	Funding: We will require significant additional capital to fund our operations and achieve our business objectives.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

Financial & Operational Risks:

Limited Operating History & Lack of Profitability:

●	The Company has a short operating history, no revenue, and has not yet generated profits.

●	There is substantial doubt about the Company’s ability to continue as a “going concern,” as indicated by the auditor’s opinion.

●	Significant future capital raises are required, with no assurance of success.

●	Future fundraising may dilute existing investors, potentially at a significant discount.

Capital-Intensive Industry & Funding Dependence:

●	The automotive industry is capital-intensive, requiring substantial ongoing funding.

●	Reliance on future equity, debt, and other financing, with potential unfavorable terms.

●	Inability to raise sufficient capital could force a reduction in planned development.

Supply Chain & Manufacturing Challenges:

●	Dependence on single-source suppliers for critical components, posing a risk of shortages and delays.

●	Exposure to industry-wide supply chain disruptions, including semiconductor shortages and logistical issues.

●	Limited experience in high-volume vehicle manufacturing, with potential for delays and cost overruns.

●	The Company has had past production delays due to financial restraints, supply chain issues, and technological challenges.

●	Tariffs and related trade barriers could impact the imports and exports of key components and materials used in our vehicles.

Product Performance & Reliability:

●	Risk of vehicle defects, software errors, and performance issues impacting customer satisfaction and sales.

●	Potential for battery degradation and range limitations, leading to customer complaints and warranty claims.

●	The Company will initially depend on revenue generated from a single vehicle model.

Competitive Landscape & Market Adoption:

●	Intense competition from established and emerging vehicle manufacturers with greater resources.

●	Dependence on consumer acceptance of energy-efficient, solar-powered three-wheeled vehicles.

●	Volatility in demand within the passenger vehicle industry.

●	Significant technological and legal barriers to entry.

Regulatory & Legal Risks:

●	Compliance with vehicle safety, emissions, and other regulations, which may delay production.

●	Potential for product liability claims and associated financial and reputational damage.

●	Risks related to intellectual property protection, including patent litigation and infringement claims.

●	Ongoing investigation from the SEC, and the risk of future litigation.

Economic & External Factors:

●	Vulnerability to global economic recessions, financial institution instability, and other downturns.

●	Uncertainty over government purchase incentives for electric vehicles.

Dependency on key personnel:

●	The Company is highly dependent on a small management team.

Risks Related to Ownership of Class B Common Stock:

No Voting Rights for Investors, Concentrated Control & Conflicts of Interest:

●	Our Class B common stock has no voting rights.

●	Majority voting control by executive officers, potentially leading to conflicts of interest.

●	Potential conflicts arising from officers’ and directors’ outside business activities.

●	Dual class stock structure that concentrates voting power.

Use of Proceeds & Lack of Dividends:

●	Broad discretion in using offering proceeds, with no guarantee of returns.

●	No intention to pay dividends, relying on stock appreciation for investor returns.

Preferred Stock Liquidation Preference:

●	Preferred stockholders have liquidation preferences over common stockholders.

Exclusive Forum Provisions:

●	Our Amended Charter contains exclusive forum provisions, potentially limiting stockholders’ ability to pursue legal claims.

Anti-Takeover Provisions:

●	Provisions in charter documents and Delaware law may hinder mergers and acquisitions.

Emerging Growth Company Status:

●	Reliance on reduced disclosure requirements, potentially making the stock less attractive to some investors.

Public Benefit Corporation:

●	As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Risks related to being a public company:

●	Increased cost of compliance, and the burden of reporting.

●	Management teams lack of experience managing a public company.

●	Risk related to changes in accounting principles.

Corporate Information

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is a public benefit corporation in Delaware Our headquarters are located in Carlsbad, California. Our website address is www.aptera.us. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class B common stock.

Our Capital Structure

We have two classes of authorized common stock - Class B common stock and Class A common stock. This prospectus relates to the registration and resale of up to 6,000,000 shares of our Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Each share of Class A common stock is entitled to one vote and is convertible at any time into one share of Class B common stock. The Class B common stock has no voting rights, except as required by Delaware General Corporation Law. However, upon and following the Final Conversion Date—defined as the date that no shares of Class A common stock remain outstanding—holders of Class B common stock will be entitled to one vote per share. 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each series. See “Description of Capital Stock - Common Stock - Voting Rights” and “Description of Capital Stock - Preferred Stock - Voting Rights”.

Channels for Disclosure of Information

We intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.aptera.us), press releases, public conference calls, public webcasts, and our social media pages. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class B common stock.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company,

We may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

●	reduced disclosure obligations about our executive compensation arrangements;

●	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

●	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the date of our first public equity sale.

We may take advantage of these exemptions until such time as we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards. It is possible that some investors will find our Class B common stock less attractive as a result, which may result in a less active trading market for our Class B common stock and higher volatility in the stock price of our Class B common stock.

Public Benefit Corporation Status

As a demonstration of our long-term commitment to promote solar mobility and to work towards positively impacting the communities in which we operate, we are treated as a public benefit corporation under Delaware law. As provided in the Amended & Restated Certificate of Incorporation (our “Amended Charter”), the public benefits that we promote, and pursuant to which we manage our Company, are to break the chains of energy dependence by championing solar mobility—liberating communities, restoring sustainability, and forging a future where power belongs to the people. Being a public benefit corporation underscores our commitment to our purpose and our stakeholders, including consumers and customers, communities, and stockholders. See the section titled “Description of Capital Stock—Public Benefit Corporation Status” for additional information.

THE OFFERING

Shares of Class B common stock offered by the Selling Stockholder	We are registering the sale by New Circle of an aggregate of 6,000,000 Class B shares considering of:

●	the Commitment Shares having an aggregate value of $375,000 upon effectiveness of the Registration statement; and

●	the shares that we may sell and issue to New Circle from time to time under the Purchase Agreement

Shares of Class B common stock outstanding prior to this offering	10,014,801 shares (as of October 16, 2025).

Shares of Common Stock outstanding after this offering	16,014,801 shares, assuming the sale of a total of 6,000,000 Purchase Shares and including the Commitment Shares. The actual number of Purchase Shares issued will vary depending upon the actual sales prices to New Circle pursuant to the Purchase Agreement.

Use of proceeds	We will not receive any proceeds from the resale of shares by the Selling Stockholder. We may receive up to $75.0 million in aggregate gross proceeds under the Purchase Agreement from sales of our Class B common stock that we elect to make to New Circle pursuant to the Purchase Agreement, if any, from time to time in our sole discretion, from and after the Commencement Date. See “Use of Proceeds” on page 30 for additional information.

Risk factors	You should carefully read the “Risk Factors” beginning on page 7 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Class B common stock.

Nasdaq symbol for our Common Stock	“SEV”

The number of shares of Class B common stock to be outstanding immediately prior to and after this offering is based on 10,014,801 shares of Class B common stock outstanding as of October 16, 2025, and excludes:

●	4,393,185 shares of Class B common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $21.18;
●	21,504 shares of Class B common stock issuable upon the exercise of outstanding restricted stock units at an estimated weighted average exercise price of $6.98;
●	868,166 shares of Class B common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $21.33 per share; and
●	14,000,000 shares of Class B common stock available for future issuance under our 2025 Omnibus Equity Incentive Plan.

RISK FACTORS

Investing in our Class B common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before making a decision to invest in our Class B common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the price of our Class B common stock could decline, and you could lose part or all of your investment.

Risk Related to Our Business

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated any revenue or profits from continuing operations. To date, we have not commenced production of our SEVs. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate significant revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a “going concern” opinion.

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company’s ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation A and Regulation D offerings, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.

Aptera will need to raise additional funds to finance its operations or fund its business plan. Even if the Company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the Company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We have funded our operations since inception primarily through equity and debt financings. We anticipate that we will continue to need to raise additional funds through public offerings of equity or debt, equity, private placements, and strategic partnerships. Our business is capital-intensive, and we expect the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations for several years, and may not achieve positive cash flow at all.

Our plan to commence the production of our vehicles and grow our business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

If we raise additional funds through further issuances of equity or equity-linked securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of inflation, government closures of banks and liquidity concerns at other financial institutions, interest rate changes, global conflicts or other geopolitical events, or investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us.

We anticipate that we will initially depend on revenue generated from a single vehicle model and in the foreseeable future will be significantly dependent on a limited number of models.

Similar to other passenger vehicle startups, we anticipate that revenue will initially be generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models. We expect to rely on sales from our vehicles, among other sources of financing, for the capital that will be required to develop and commercialize subsequent models. There is no guarantee that the development of any vehicle model will be successful or that we will ever commence production. In the event of any such failure of development or production, or to the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We are dependent on a few suppliers for vehicle components, some of which are single-source due to their unique attributes. The inability or unwillingness of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

We rely and intend to rely on a few third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, many of the components used in our vehicles will be custom and purchased by us from a single source. Our limited, and in some cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. Further we are still in the process of negotiating with many of our suppliers, and we have not formalized many of those relationships with binding agreements. Our ability to negotiate these contracts or termination of such relationships could have detrimental effects on our business and slow down our production schedule.

We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times and ongoing constraints of semiconductor supply. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our quality targets and development timelines as well as due to design changes have resulted in cost increases from our suppliers.

Any significant increases in our production may in the future require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. If we are unable to fully utilize our purchase commitments, there could be a material adverse effect on our results of operations.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations and at much higher volumes. In addition, we have not yet begun mass production and servicing vehicles. Accordingly, our ability to scale production and initiate vehicle servicing and mitigate risks associated with these activities has not been thoroughly tested. If we experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, it could impair our ability to produce our vehicles on our anticipate timeframe (or at all), which would have a material adverse effect on our results of operations and financial condition.

Tariffs and related trade barriers could materially adversely affect our business, results of operations and financial condition.

Our business is exposed to risks arising from the imposition, expansion, or modification of tariffs and other trade barriers affecting the import or export of key components and materials used in our vehicles. Many of these components and materials are sourced from, or contain content originating in, countries that are currently, or may in the future be, subject to tariffs or other trade restrictions. The global trade environment is highly unpredictable, with tariffs often announced or changed with little advance notice and subject to further modification, suspension, or escalation due to evolving geopolitical factors.

Tariffs can significantly increase our costs, disrupt our supply chain, and create uncertainty in our ability to forecast material requirements or negotiate supply agreements on favorable terms. If tariffs materially increase the cost or limit the availability of components and materials, we may be required to seek alternative suppliers, redesign certain aspects of our vehicles, or absorb higher costs. These actions could be capital-intensive, time-consuming, and operationally disruptive, potentially delaying product launches, disrupting ongoing production, or impairing our ability to meet contractual obligations. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition. We cannot predict future changes in tariff policies or their impact, and our ability to mitigate these risks may be limited.

We have not yet commenced production of our vehicles and have limited experience in high volume manufacture of our vehicles.

To date, we have not yet commenced production of the Aptera, our initial vehicle model. Given the limited experience, we cannot provide assurance in our capability to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, or to satisfy the requirements of customers and potential customers. Any failure to develop and implement such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. We have experienced delays in our timeline for getting to production in the past due to financial constraints, supply chain issues and disruptions, technological challenges and certain regulatory certifications. Such bottlenecks and other unexpected challenges have and may continue to arise as we ramp production of Aptera, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Our vehicles or the components installed therein may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles such as bi-directional charging or ADAS features take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that we will be able to detect and fix all defects in our products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

Vehicle reservations may not result in actual sales, and because all reservations are fully refundable, our forecasted revenues and cash flows could be adversely affected.

We accept refundable vehicle reservations from prospective customers as an expression of interest in purchasing a vehicle. These reservations do not constitute binding purchase orders or other commitments to buy, and each reservation is fully refundable. As a result, the aggregate number of reservations should not be interpreted as an indicator of demand that will ultimately translate into completed vehicle sales. If a significant number of reservation holders elect not to purchase a vehicle, our forecasted revenues and cash flows could be material lower than we currently anticipate.

The Company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment. Additional financings could also dilute your ownership stake, see “Risk Factors – Risks Related to our Business - The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.”

We may incur indebtedness in the future which could reduce our financial flexibility and adversely impact our operations and our costs.

We may incur debt in the future, which could materially and adversely impact our business, results of operations, and financial condition. A high level of indebtedness could require us to dedicate a substantial portion of our cash flow to service principal and interest payments, thereby reducing the funds available for working capital, capital expenditures, and other general corporate purposes. This could limit our financial flexibility and our ability to respond to changing business and economic conditions.

Our indebtedness may also subject us to restrictive covenants that limit our ability to incur additional debt, grant liens, pay dividends, make investments, or dispose of assets. These restrictions could impair our ability to pursue business opportunities, respond to market conditions, or execute our strategic objectives.

If we are unable to generate sufficient cash flow to meet our debt service obligations, we may be forced to seek additional financing, refinance existing debt, or sell assets, any of which may not be available on favorable terms, if at all. In the event of a default under any loan agreement, the lender could declare all outstanding principal, accrued interest and fees immediately due and payable and could foreclose on any collateral pledged to secure the indebtedness. An acceleration of indebtedness could force us to seek bankruptcy protection, consummate a restructuring on terms that are dilutive or otherwise unfavorable to stockholders, liquidate our assets at distressed prices or undertake other actions that could have material adverse effect on our business, results of operations and financial condition.

Aptera operates in a highly competitive market.

The Company competes with many other passenger vehicle manufacturers that have substantially greater resources than the Company. Such competition may result in the Company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its vehicles. The Company’s inability to compete with other passenger vehicle manufacturers for a share of the energy efficient vehicle market or the traditional passenger-vehicle market would have a material adverse effect on the Company’s results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. Our vehicle specifications — including estimated range, acceleration, charging time, solar charging capacity, and other performance metrics — are based on a combination of simulated computer and other models and prototype testing. As we progress through testing and validation of our vehicle design, we may identify design changes necessary for safety, manufacturability, cost, or other reasons that could negatively impact these expected performance metrics.

Until validation and testing are complete, there is significant uncertainty as to whether our vehicles will meet the performance specifications we have disclosed. Any failure to achieve these metrics in our final production models could harm our reputation, affect customer satisfaction and demand, and have a material adverse effect on our business and prospects.

The Company is in the process of validating its vehicle design, and purchasing the tools and equipment needed to convert into the production stage. Our start date for production is uncertain and highly dependent on our ability to raise capital; however, we expect there will often be significant changes required from the prototypes to a vehicle that can be mass produced. Further, we operate in a capital intensive business and will need adequate funding to accomplish our goals. For instance, we have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks of capital required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. For these reasons, though we originally anticipated production would begin in 2021, and we have had to reset our expectations several times, and there can be no assurance that we will ever advance into production. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

●	perceptions about battery life, range and other performance factors;

●	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the environmental consciousness of consumers;

●	volatility in the cost of oil and gasoline; and

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Our vehicles face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Passenger vehicles, like those produced by the Company, are highly regulated and are subject to regulatory changes.

The Company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled passenger vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. While the vast majority of states today would not require a helmet or motorcycle license to operate our vehicle, states could adopt regulations in the future to require helmets to operate our vehicle, which could negatively impact our sales prospects.

Demand in the passenger vehicle industry is highly volatile.

Volatility of demand in the passenger vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

Various state and federal programs offer purchase incentives for electric vehicles, such as tax credits or rebates, that could influence customer adoption of our products. Although we do not currently benefit from such incentives, changes to existing programs or the failure to implement new ones could affect market demand at the point at which our vehicles are available for sale. Our inability to capitalize on purchase incentives may slow adoption and negatively impact our potential for revenue growth.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

After we begin selling products, we may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The passenger vehicle industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have been granted sixteen patents, thirteen design patents and three utility patents. As of June 30, 2025 we had 80 pending patent applications worldwide, of which with 49 were pending in the United States, and our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

There is currently pending litigation against the Company.

We are subject to a patent infringement suit filed in July 2024, see “Business— Legal and Regulatory Environment.” The Company intends to vigorously defend these claims. While the Company believes these claims to be without merit, the Company’s obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the Company that might otherwise be used in pursuit of furthering its business plan. Such a diversion of our limited resources could result in further delays to commencing production and our production goals. Further, if the Company were to lose on the merits, in addition to the financial and resource costs of litigation, the Company may be subjected to monetary damages, which could have a material adverse effect on the Company’s results of operations and business.

The Company is aware that it is the subject of an investigation from the Securities and Exchange Commission.

In January 2025, the Company received a subpoena for documents from the staff of the Securities and Exchange Commission related to the Company’s securities offerings and production, design, and manufacture of its vehicle relevant to an ongoing investigation (the “SEC Investigation”). The Company is cooperating with the investigation and intends to produce documents in response. The Securities and Exchange Commission informed the Company that its investigation does not mean that it has concluded that anyone has violated the law and that receipt of the subpoena does not mean that the Securities and Exchange Commission has a negative opinion of any person, entity, or security. The Company, however, can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

Responding to the subpoena, and any subsequent inquiries or legal proceedings, will require the dedication of management’s time and attention and may result in the incurrence of significant expenses, including legal, accounting, and other professional services fees. The Company cannot predict the outcome of the investigation. While the Company is cooperating fully, the possibility exists that the investigation could lead to legal proceedings. Such proceedings, if they occur, could have a material adverse effect on the Company’s business, financial condition, results of operations, and cash flows.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

●	pay substantial damages;

●	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

●	expend significant resources to develop or acquire non-infringing intellectual property;

●	discontinue processes incorporating infringing technology; or

●	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The Company’s insurance may not be sufficient.

There can be no assurance that the Company’s insurance is sufficient to cover the full extent of all of its losses or liabilities for which the Company is insured. Further, insurance policies expire annually, and the Company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if the Company sustains significant losses or makes significant insurance claims, or if other entities in its industry or the geographic regions in which it operates sustain significant losses or make substantial claims that impact the insurance market, the Company’s ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the Company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the Company’s financial condition or results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Aptera depends on a small management team and may need to hire more people to be successful.

The success of the Company will greatly depend on the skills, connections and experiences of its executive team. As of the date of this prospectus, the Company’s executive team is comprised of two executives, Chris Anthony (Co-CEO and Interim CFO) and Steve Fambro (Co-CEO). Upon listing on Nasdaq, Tom DaPolito will be engaged as the Company’s Interim CFO. While we expect to enter into employment agreement and/or contractor agreements with the executives in connection with our listing on Nasdaq, there is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the Company. Should any of them discontinue working for the Company, there is no assurance that the Company will continue. Additionally, Mr. DaPolito’s engagement agreement as Interim CFO commences upon Company’s listing on Nasdaq, and has a term of one year. There is no guarantee he will continue as Interim CFO of the Company after this term concludes. Further, as the Company grows the Company will need to build out its management team and hire individuals to perform certain functions. There is no assurance that the Company will be able to identify, hire and retain the right people for the various key positions.

The Company relies on outside parties to provide technological and manufacturing expertise.

The Company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition.

A global economic recession or other downturn, whether due to inflation, global conflicts or other geopolitical events including public health crises, interest rate increases or other policy actions by major central banks, government closures of banks and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. Adverse economic conditions as well as uncertainty about the current and future global economic conditions may cause our customers to defer purchases or cancel their reservations and orders in response to higher interest rates, availability of consumer credit, decreased cash availability, fluctuations in foreign currency exchange rates, and weakened consumer confidence. Reduced demand for our products may result in difficulty in selling our securities, which has been our primary source of funding to date, which in turn would have a material adverse impact on our business, prospects, financial condition and results of operations. An economic downturn is likely to have a heightened adverse effect on us compared to many of our electric vehicle, motorcycle and traditional automotive industry competitors, to the extent that consumer demand is reduced in favor of lower-priced alternatives. In addition, any economic recession or other downturn could also cause logistical challenges and other operational risks if any of our suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations, fulfill their obligations to us, or meet our future demand.

In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to fund our operations and capital expenditures on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations, and financial condition.

Risks Related to Our Existence as Public Benefit Corporation

Our status as a public benefit corporation may not result in the benefits that we anticipate.

We have elected to be classified as a public benefit corporation under Delaware law. As a public benefit corporation, we will be required to balance the financial interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits set forth in our Amended Charter. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized.

Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we will be required to disclose to stockholders a statement at least biennially as to our promotion of the public benefit identified in our Amended Charter and of the best interests of those materially affected by our conduct and such statement shall include, among other things, our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this statement, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, or we fail to make progress towards our specific public benefit purpose, our reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct, and (iii) specific public benefits identified in our charter documents. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests, our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

●	we may choose to revise or implement policies in ways that we believe will be beneficial to our stakeholders, including suppliers, employees, and local communities, even though the changes may be costly;

●	we may be influenced to pursue programs and services to demonstrate our commitment to the communities to which we serve even though there is no immediate return to our stockholders; and

●	in responding to a possible proposal to acquire the Company, our board of directors may be influenced by the interests of our stakeholders, including suppliers, employees, and local communities, whose interests may be different from the interests of our stockholders.

Our directors have a fiduciary duty to consider not only our stockholders’ pecuniary interests, but also our specific public benefit and the best interests of stakeholders materially affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ pecuniary interests, but also the Company’s specific public benefit and the best interests of stakeholders materially affected by the Company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that are not such that no person of ordinary, sound judgment would approve. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See “Description of Capital Stock—Public Benefit Corporation Status.” In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that are not such that no person of ordinary, sound judgment would approve; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, financial condition, and results of operations, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of its outstanding capital stock or, upon the completion of our listing, the lesser of such percentage or shares of at least $2 million in market value) are entitled to file a derivative lawsuit claiming that its directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Such derivative actions would be subject to the Company’s exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Any such derivative litigation may be costly and have an adverse impact on our business operations, financial conditions, and results of operations.

Risks Related to Ownership of our Class B Common Stock

We do not intend to pay dividends on our capital stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class B common stock.

We have never declared or paid any cash dividend on our capital stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Class B common stock will depend upon any future appreciation in their value. There is no guarantee that the Class B common stock will appreciate in value or even maintain the price at which you purchased them or have any value at all.

The Class B common stock has no voting rights.

We are registering for resale shares of our Class B common stock, which are non-voting and do not carry any voting rights on matters submitted to stockholders, except as required by Delaware law. Only holders of our Class A common stock have voting rights. As a result, investors purchasing Class B common stock in this offering will have no ability to influence most corporate decisions and will have significantly less influence over our affairs compared to holders of our Class A common stock.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to our listing, including our directors, executive officers, and 5% stockholders who will hold in the aggregate 92% of the voting power of our capital stock following the registration and listing of our Class B common stock on Nasdaq, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock is non-voting. As of August 27, 2025, our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, held 92% of the voting power of our capital stock. Because of dual class structure, the holders of our Class A common stock collectively control a substantial majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval until such time as there are no longer any outstanding shares of Class A common stock and/or holders of our voting stock amend our certificate of incorporation to allow for a vote. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class A common stock will generally result in those shares converting to Class B common stock, subject to limited exceptions, such as certain permitted transfers, including certain transfers to family members, trusts solely for the benefit of the stockholder or their family members, affiliates under common control with the stockholder, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members, or permitted by our Board, in each case as fully described in our Amended & Restated Certificate of Incorporation (our “Amended Charter”). The conversion of Class A common stock to Class B common stock will have the effect, over time, of increasing the relative voting power of those holders of Class A common stock who retain their shares in the long term.

Our Amended Charter contains exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended Charter, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware, or to the extent the Court of Chancery does not have jurisdiction, the federal district court of the District of Delaware, will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Amended Charter; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Amended Charter will provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision”. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Amended Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Delaware law and provisions in our Amended Charter and Bylaws could make a merger, tender offer, or proxy contest difficult or more expensive, thereby negatively impacting the trading price of our Class B common stock.

Provisions in our Amended Charter and our Bylaws may have the effect of delaying or preventing a merger, acquisition, or other change of control of our Company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our Amended Charter and Bylaws include provisions that:

●	our Amended Charter provides for a dual class capital structure. As a result of this structure, our Co-CEOs, Chris Anthony and Steve Fambro have the ability to control all stockholder decisions. This includes the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets. This concentrated control could discourage others from initiating any potential merger, takeover, or other change-of-control transaction that other stockholders may view as beneficial;

●	our board of directors has the right to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

●	our Amended Charter prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect directors; and

●	our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Any provision of our Amended Charter, Bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class B common stock.

The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our Class B common stock.

Few companies have conducted direct listings, and the direct listing process we undertook is relatively novel. The absence of a traditional underwritten offering may contribute to a less orderly market for our Class B common stock, resulting in increased volatility in the trading price and potential difficulties in achieving a stable market price. Unlike a traditional initial public offering, there was no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our Class B common stock may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of shares of our Class B common stock may be more volatile and subject to greater fluctuations due to the direct listing method.

Market volatility may affect the value of an investment in our Class B common stock and could subject us to litigation.

Electric vehicle companies have historically experienced high levels of stock price volatility. The price of our Class B common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of shares of our Class B common stock and Class A common stock publicly owned and available for trading;

●	actual or anticipated fluctuations in our financial condition, operating results and other operating and non-GAAP metrics;

●	our actual or anticipated operating performance and the operating performance of our competitors;

●	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

●	any major change in our board of directors, management, or key personnel;

●	the economy as a whole and market conditions in our industry;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

●	lawsuits threatened or filed against us;

●	other events or factors, including pandemics, war, incidents of terrorism, or responses to these events; and

●	sales or expected sales of our Class B common stock by us, and our officers, directors, and principal stockholders.

Moreover, to the extent the trading value of our Class B common stock diverge, holders of our Class B common stock may engage in hedging and other activities which could result in additional volatility in the price of our Class B common stock and could result in significant declines in the price of our Class B common stock. There will likely be more ability for such investors to short our Class B common stock in early trading than is typical for a traditional underwritten public offering given increased availability of our Class B common stock on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of our Class B common stock and cause volatility in the public trading price of our Class B common stock.

Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and financial services and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class B common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our Class B common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class B common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class B common stock into the public market, particularly sales by our Co-CEOs, directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class B common stock to decline. None of our securityholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

The dual class structure of our common stock may adversely affect the trading market for our Class B common stock.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class B common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class B common stock. Any exclusion from stock indices could result in a less active trading market for our Class B common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class B common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class B common stock and trading volume could decline.

The trading market for our Class B common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have control over these securities analysts. If industry analysts do not cover us or cease coverage of us, the trading price for our Class B common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class B common stock or publish inaccurate or unfavorable research about our business, our Class B common stock price would likely decline. If one or more of these analysts cease coverage of us or cannot publish reports on us regularly, demand for our Class B common stock could decrease, which might cause our Class B common stock price and trading volume to decline.

We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our Class B common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the date of our first public equity sale; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC. For so long as we remain an emerging growth company, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We currently intend to take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. We cannot predict if investors will find our Class B common stock less attractive if we rely on these exemptions. If some investors find our Class B common stock less attractive as a result of these decisions, there may be a less active trading market for our Class B common stock and the price of our Class B common stock may be more volatile.

Risks Related to Being a Public Company

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs and strains our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We will be required to make a formal assessment and provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2026.

During the year ended December 31, 2023, and continuing into 2024, we identified two material weaknesses in our internal control over financial reporting (ICFR).

The first material weakness relates to accounting for stock-based compensation, primarily regarding 2023 stock option modifications. This led to a restatement of our 2023 financial statements. This weakness stemmed from deficient controls over accounting, review, and approval of equity modifications. Our remediation plan includes formalizing review and approval policies for all option modifications by senior management and our board of directors, and requiring timely review and approval of related accounting by qualified personnel.

The second material weakness relates to a lack of formalized accounting and financial reporting policies and procedures. This deficiency contributed to inconsistent policy application, error risk, and segregation of duties limitations. To remediate this, we are developing a comprehensive accounting and financial reporting policies and procedures manual to document policies, procedures, controls, and responsibilities.

We are undertaking these remediation efforts to improve our ICFR and disclosure controls and procedures to meet Sarbanes-Oxley Act standards. These efforts are expected to require significant financial resources and management oversight.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on our stock price.

The new rules and regulations applicable to public companies, and stockholder litigation brought against recently public companies, have made it more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage.

Management identified certain material weaknesses relating to stock-based compensation accounting and a lack of formalized accounting and financial reporting policies and procedures, resulting in the Company not maintaining effective internal controls over financial reporting as of the years ended December 31, 2024 and 2023

Management identified certain material weaknesses relating to stock-based compensation accounting and a lack of formalized accounting and financial reporting policies and procedures, resulting in the Company not maintaining effective internal controls over financial reporting as of the years ended December 31, 2024 and 2023. As a result, the Company has not maintained effective internal controls over financial reporting as required for a public company. The resulting material weaknesses relate to deficient controls over accounting, review and approval of equity modifications. Additionally, it was concluded that we had inadequate controls over the management information systems related to program changes, segregation of duties, and access controls. As a result, it would be possible that the Company’s business process controls that depend on the accuracy and completeness of data or financial reports generated by these information technology systems could be adversely affected due to the lack of operating effectiveness of information technology controls. The failure to establish effective internal controls could result in improperly accounting for transactions accurately, reliability in compiling financial information, and could significantly impair our ability to prevent error and detect fraud.

We have previously restated our financial statements and may be required to restate our financial statements in the future, which could materially and adversely affect our business, financial condition, results of operations and the trading price of our securities.

During the preparation of our financial statements for the year ended December 31, 2024, we identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024. Specifically, we had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, we restated our previously issued financial statements for the year ended December 31, 2023. We continue to refine our accounting policies, procedures and systems and there can be no assurance that additional material weaknesses will not be identified in the future or that previously issued financial statements will not require further correction. If we discover new accounting errors or determine that additional adjustments are necessary, we may be obligated to restate our historical financial statements.

Restatements frequently provoke heightened scrutiny from the SEC, the Public Company Accounting Oversight Board, other federal or state regulatory authorities and Nasdaq. Regulatory inquiries or investigations typically consume significant management attention, require substantial legal and accounting expenditures, and may result in enforcement proceedings, monetary penalties or mandated changes to our governance and controls. Restatements also may result in litigation, including class actions and stockholder derivative suits, which can be costly to defend and, if resolved unfavorably, impose damages or injunctive relief that could restrict our operations. The announcement of a restatement may erode investor confidence in the reporting financial information, reduce trading liquidity and increase stock price volatility and cause the trading price of our securities to decline. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class B common stock.

We will not initially comply with Nasdaq’s requirements for a majority-independent board and an audit committee composed of three independent directors, which could create additional risks until we achieve compliance.

Nasdaq listing standards require, among other things, that a majority of the members of our board of directors be independent and that our audit committee consist of at least three independent directors. Our board currently consists of four members, two of whom are independent under Nasdaq rules, and both of whom will serve on our audit committee. As a result, we do not currently comply with the Nasdaq requirement that a majority of our board be independent or that our audit committee be composed of three independent directors.

We are relying on the phase-in provisions of Nasdaq Rule 5615, which permit a company listing in connection with its initial public offering to have up to one year from the date of listing to achieve compliance with these requirements. During this period, our board and audit committee will not have the full complement of independent directors required by Nasdaq rules. Until we add an additional independent director, our board and audit committee may not provide the same degree of oversight as boards and committees that fully comply with Nasdaq’s independence requirements. This could make it more difficult for us to adequately oversee our management and accounting functions, and could adversely affect investor confidence in our corporate governance and financial reporting. In addition, failure to timely comply with Nasdaq’s independence requirements within the allowed phase-in period could result in Nasdaq delisting our securities, which would adversely affect the liquidity and market price of our common stock.

Risks Related to this Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement, or the actual gross proceeds resulting from those sales. We may not have access to the full amount available under the Purchase Agreement with New Circle.

On October 13, 2025, we entered into the Purchase Agreement with New Circle, pursuant to which New Circle has committed to purchase up to $75 million in shares of our Class B common stock, subject to certain limitations and conditions set forth in the Purchase Agreement.

The shares of our Class B common stock that may be issued under the Purchase Agreement may be sold by us to New Circle at our discretion from time to time over an approximately 36-month period commencing on the date this Registration Statement is declared effective by the SEC pursuant to that certain Registration Rights Agreement, provided, a final prospectus in connection therewith is filed, and the other conditions set forth in the Purchase Agreement are satisfied. We generally have the right to control the timing and amount of any sales of our shares of our Class B common stock to New Circle under the Purchase Agreement. Sales of our Class B common stock to New Circle under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to New Circle all or a portion of the shares of our Class B common stock that may be available pursuant to the Purchase Agreement, or decide to not sell to New Circle any shares of our Class B common stock that may be available for us to sell to New Circle pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by New Circle for the shares of our Class B common stock that we may elect to sell to New Circle under the Purchase Agreement will fluctuate based on the market prices of our Class B common stock at that time, it is not possible for us to predict, as of the date of this prospectus, the number of shares of our Class B common stock that we will sell to New Circle under the Purchase Agreement, the purchase price per share that New Circle will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by New Circle under the Purchase Agreement.

Although the Purchase Agreement provides that we may sell up to an aggregate of $75 million of our Class B common stock to New Circle, only 6,000,000 shares of our Class B common stock are being registered for resale by New Circle under the registration statement that includes this prospectus, consisting of Commitment Shares and up to Purchase Shares that we may elect to sell to New Circle, in our sole discretion, from time to time from and after the Commencement Date under the Purchase Agreement.

If we elect to sell to New Circle all of the Purchase Shares being registered for resale under this prospectus that are available for sale by us to New Circle in purchases under the Purchase Agreement, depending on the market prices of our Class B common stock during such purchase made pursuant to the Purchase Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the $75 million (the “Total Commitment”) available to us under the Purchase Agreement, which could materially adversely affect our liquidity.

If it becomes necessary for us to issue and sell to New Circle under the Purchase Agreement more than 6,000,000 shares being registered for resale under the registration statement that includes this prospectus in order to receive aggregate gross proceeds equal to the total commitment of an aggregate of $75 million under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by New Circle of any such additional shares of our Class B common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective. We will need to obtain stockholder approval to issue shares of our Class B common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with the Nasdaq listing rules before we may elect to sell any additional shares of our Class B common stock to New Circle under the Purchase Agreement. In addition, New Circle will not be required to purchase any shares of our Class B common stock if such sale would result in New Circle’s beneficial ownership exceeding 4.99% of the then outstanding shares of our Common Stock.

Any issuance and sale by us under the Purchase Agreement of a substantial amount of shares of our Class B common stock in addition to the 6,000,000 shares of our Common Stock being registered for resale by New Circle under this prospectus could cause additional substantial dilution to our stockholders. The number of shares of our Class B common stock ultimately offered for resale by New Circle is dependent upon the number of shares of our Class B common stock we ultimately sell to New Circle under the Purchase Agreement.

Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business. The extent to which we rely on New Circle as a source of funding will depend on a number of factors including the prevailing market price of our Class B common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from New Circle were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we were to receive all $75 million in gross proceeds under the Purchase Agreement, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to New Circle. If and when we do elect to sell shares of our Class B common stock to New Circle under the Purchase Agreement, after New Circle has acquired such shares, New Circle may resell all or a portion of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from New Circle at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from New Circle as a result of future sales made by us to New Circle at prices lower than the prices such investors paid for their shares.

We may require additional financing to sustain our operations and without it we will not be able to continue operations.

Subject to the terms and conditions the Purchase Agreement, we may, at our discretion, direct New Circle to purchase up to an aggregate of up to $75 million of our Class B common stock under the Purchase Agreement from time-to-time over an approximately 36-month period commencing on the date this Registration Statement is declared effective by the SEC pursuant to that certain Registration Rights Agreement, provided, a final prospectus in connection therewith is filed, and the other conditions set forth in the Purchase Agreement are satisfied. Although the Purchase Agreement provide that we may sell up to an aggregate of $75 million of our Class B common stock to New Circle, only 6,000,000 shares of our Class B common stock that we may elect to sell to New Circle under the Purchase Agreement are being registered. The purchase price per share for the shares of our Class B common stock that we may elect to sell to New Circle under the Purchase Agreement will fluctuate based on the market prices of our Class B common stock at that time. Accordingly, it is not currently possible to predict the number of shares that will be sold to New Circle, the actual purchase price per share to be paid by New Circle for those shares, the actual gross proceeds to be raised in connection with those sales, and whether or not we will need to register additional shares for resale by New Circle under the Purchase Agreement.

The extent to which we rely on New Circle as a source of funding will depend on a number of factors, including the prevailing market price of our Class B common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from New Circle were to prove unavailable or prohibitively dilutive, we may need to secure another source of funding in order to satisfy our working capital needs. Even if we were to sell to New Circle all of the shares of our Class B common stock available for sale to New Circle under the Purchase Agreement, we will still need additional capital to fully implement our business plan. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would be a material adverse effect on our business, operating results, financial condition and prospects.

Future sales and issuances of our Class B common stock or other securities might result in significant dilution and could cause the price of our Class B common stock to decline.

To raise capital, we may sell our Class B common stock, convertible securities or other equity securities in one or more transactions other than those contemplated by the Purchase Agreement, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by New Circle, and New Circle or investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Class B common stock, or securities convertible or exchangeable into our Class B common stock, in future transactions may be higher or lower than the price per share paid by New Circle. Any sales of additional shares will dilute our stockholders.

Sales of a substantial number of shares of our Class B common stock in the public market or the perception that these sales might occur could depress the market price of our Class B common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Class B common stock. In addition, the sale of substantial amounts of our Class B common stock could adversely impact its price.

Management will have broad discretion as to the use of the proceeds from our sale of Class B common stock to New Circle under the Purchase Agreement, and uses may not improve our financial condition or market value.

Because we have not designated the amount of net proceeds from our sale to New Circle of shares of our Class B common stock to be used for any particular purpose, our management will have broad discretion as to the application of such net proceeds and could use them for purposes other than those contemplated hereby. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or advance our business objectives.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in research and development, sales and marketing, and general and administrative expenses (including any components of the foregoing), and our ability to maintain future profitability;

●	our plans to raise capital to fund our operations;

●	our business plan and our ability to effectively manage our growth;

●	our ability to compete with well-established competitors and new entrants;

●	our ability to navigate the regulatory environment applicable to our operations and industry;

●	our ability to begin manufacturing our vehicles at scale;

●	our ability to attract and retain qualified employees and key personnel;

●	our ability to execute our strategy;

●	beliefs and objectives for future operations;

●	our ability to maintain, protect, and enhance our brand and intellectual property;

●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;

●	economic and industry trends, projected growth, or trend analysis; and

●	increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates. Unless otherwise indicated, information contained in this prospectus concerning the SEV market, our general expectations, and our opportunity, is based on information from publicly available sources as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of our marketplace. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise.

In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

THE NEW CIRCLE TRANSACTION

On October 13, 2025, we entered into a Share Purchase Agreement (the “Purchase Agreement”) with New Circle pursuant to which we have the right, but not the obligation, to issue and sell to the Investor, from time to time during the commitment period described below, up to an aggregate of $75,000,000 of our newly issued Class B common stock.

Under the terms and subject to the conditions of the Purchase Agreement, we have the right, but not the obligation, from time to time during the commitment period to require New Circle to purchase Class B common stock, and New Circle is obligated to purchase such Class B common stock as we direct, subject to customary conditions, including our satisfaction of the conditions set forth in the Purchase Agreement and the effectiveness this registration statement. New Circle has no right to require us to sell any Class B common stock to them.

The per share purchase price will be calculated at our election based on either (i) 97% of the lowest daily volume weighted average price (“VWAP”) of our Class B common stock during a three consecutive trading day period (the “Option 1 Pricing Period”), or (ii) 96% of the VWAP of our Class B common stock during a single trading day or intraday period commencing at the open of trading and ending at 4:00 p.m. Eastern Time (the “Option 2 Pricing Period”); if a purchase notice selecting an Option 2 Pricing Period is delivered after 9:00 a.m. Eastern Time on a trading day, the Option 2 Pricing Period will commence at the open of trading on the immediately succeeding trading day, unless otherwise mutually agreed, in each case as more fully described in the Purchase Agreement. There are no upper limits on the price per share that New Circle must pay for the Class B common stock. Actual sales of Class B common stock to New Circle will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of the Class B common stock, and our capital needs and funding strategy.

Under the applicable Nasdaq rules, we may not issue to New Circle under the Purchase Agreement more than 19.99% of the outstanding Class B common stock immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (a) we obtain stockholder approval to issue Class B common stock in excess of the Exchange Cap in accordance with the applicable Nasdaq rules, or (b) stockholder approval is not required pursuant to Nasdaq rules.

Moreover, we may not issue or sell any Class B common stock to New Circle under the Purchase Agreement which, when aggregated with all other shares of our Class B common stock then beneficially owned by New Circle and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in New Circle beneficially owning more than 4.99% of the outstanding shares of our Class B common stock.

The net proceeds from sales, if any, under the Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our Class B common stock to New Circle. We expect that any proceeds received by the Company from such sales to New Circle will be used for working capital and general corporate purposes.

New Circle has covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of our Class B common stock or hedging transaction which establishes a net short position with respect to our Class B common stock; provided, however, that New Circle may sell a number of shares of our Class B common stock equal to the number of shares that it is unconditionally obligated to purchase under a pending purchase notice, but has not yet received from us.

As consideration for New Circle’s commitment, we agreed to pay New Circle (i) a structuring fee of $25,000, (ii) a legal fee of $25,000 payable upon execution of the Purchase Agreement, and (iii) a commitment fee with an aggregate market value equal to $375,000 (the “Commitment Fee”), payable in Class B common stock (the “Commitment Shares”) valued based on the closing price of the Class B common stock on the date that this registration statement is declared effective by the SEC.

In connection with the Purchase Agreement, we also entered into a Registration Rights Agreement, dated as of October 13, 2025 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we agreed to file, within 30 calendar days after the date of the Registration Rights Agreement, a registration statement to register the resale by New Circle of the Class B common stock issuable under the Purchase Agreement and the Commitment Shares, and to use reasonable best efforts to have such registration statement declared effective by the SEC within 45 days (or 60 days if reviewed by the SEC) after the filing deadline and to keep such registration statement effective, subject to customary grace and suspension periods, until the earlier of the sale of all registrable securities thereunder or the termination of the Purchase Agreement when New Circle holds no registrable securities.

The Purchase Agreement contains customary representations, warranties, covenants, conditions precedent to the delivery of purchase notices, limitations, and indemnification obligations of the parties, including customary limitations such as the Exchange Cap, the Ownership Limitation, and prohibitions on “Variable Rate Transactions” without New Circle’s prior written consent (subject to an exception for an “at-the-market” program).

The Purchase Agreement will automatically terminate upon the earliest of (i) the 36-month anniversary of the effective date of the initial Registration Statement, (ii) the date on which New Circle shall have made payment to the Company for Common Stock equal to the Total Commitment, or (iii) the date any statute, rule, regulation, executive order, decree, ruling or injunction is enacted, entered, promulgated, withdrawn or endorsed by any court or governmental authority of competent jurisdiction (including the SEC), the effect of which would prohibit any of the transactions contemplated by the Purchase Agreement. We may also terminate the Purchase Agreement at any time upon five trading days’ prior written notice to New Circle, provided that (A) there are no outstanding purchase notices under which Class B common stock have yet to be issued, and (B) we have paid all amounts owed to New Circle pursuant to the Purchase Agreement. The parties may also terminate the Purchase Agreement by mutual written consent.

USE OF PROCEEDS

This prospectus relates to shares of our Class B common stock that may be offered and sold from time to time by New Circle. All of the Class B common stock offered by New Circle pursuant to this prospectus will be sold by New Circle for its own account. We will not receive any of the proceeds from these sales. We may receive up to $75 million aggregate gross proceeds under the Purchase Agreement from any sales we make to New Circle pursuant to the Purchase Agreement. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of our Class B common stock to New Circle after the date of this prospectus. See “Plan of Distribution” elsewhere in this prospectus for more information.

We expect to use any proceeds that we receive under the Purchase Agreement for working capital and general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds.

The Selling Stockholder will pay any underwriting commissions and discounts, and expenses incurred by the Selling Stockholder for brokerage, marketing costs, or legal services (other than those detailed below). We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, securities or blue sky law compliance fees, Nasdaq listing fees and expenses of our counsel and our independent registered public accounting firm.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Our obligation to pay a dividend on our Class A common stock or Class B common stock is subject to our board of directors declaring such a payment. We are not obligated to pay any dividends on our Class A common stock or Class B common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

OVERVIEW

Aptera Motors Corp. is a development stage company focused on the development and commercialization of solar electric vehicles. As of the date of this prospectus, the Company has not commenced production or generated any revenue from the sale of its products. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company obtaining additional financing and ultimately achieving profitable operations. This management’s discussion and analysis discusses the Company’s progress to date, its challenges, and its plans for the future, but should be read in conjunction with the consolidated financial statements and accompanying notes.

Aptera was formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting $100 reservations for our vehicle in December 2020 and as of December 31, 2024, we had more than 49,000 reservation holders. We have not delivered any products to customers and have not recognized any revenue from the sale of vehicles.

In 2024 and 2023, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

The Company accepts vehicle reservations for a $100 fee. These reservation fees are fully refundable. As of December 31, 2024, we had approximately 49,000 reservation holders.

Our production timeline has evolved as our company has progressed, and it remains dependent on our ability to secure sufficient capital. We had previously anticipated commencing low-volume production of our vehicles in 2025 and achieving a high-volume production rate of 20,000 vehicles per year by the end of 2026. However, we have experienced delays and this timeline is no longer indicative of our current expectations, primarily due to our ongoing need to secure substantial funding. As we have disclosed in the “Risk Factors” section of this prospectus, we have not yet raised the sufficient capital necessary to fully fund our tooling, validation program, and manufacturing facility. Unlike our previous fundraising efforts, which were composed of many smaller investments over time, the capital required for the remaining vehicle tooling and supplier commitments must be secured in substantial tranches to allow us to place large-scale purchase orders and commit to production schedules.

Our production plan for our Carlsbad facility is phased and each phase is contingent upon a specific level of funding. The initial “low-volume” production phase is estimated to require approximately $65 million in capital to fund remaining necessary tooling and validation programs. Following the initiation of low-volume production, a second phase to ramp to high-volume production would require an estimated additional $140-$160 million. This high-volume rate, which we project to be approximately 20,000 vehicles per year at our current facility’s maximum capacity, was a figure determined in consultation with Munro & Associates, a firm specializing in lean manufacturing principles for the automotive industry.

Given that our ability to begin any phase of production is dependent on securing the required capital, we cannot currently provide a revised forecast for when these milestones will be met. Until the necessary funding for a given production phase is secured, we will be unable to predict if and when that phase of production will commence.

We remain committed to commencing production as soon as possible. However, the exact timing remains uncertain and is dependent on several key factors, including:

●	Securing necessary funding: We require substantial upfront capital to initiate production, including funding for the remaining vehicle tooling, validation programs, and manufacturing facilities. Specifically, securing the capital estimated for both initial low-volume and subsequent high-volume production phases is critical. Until this funding is secured, the Company will be unable to predict if and when production will commence.

●	Availability of resources: Production is contingent on the availability of materials, components, manufacturing facilities, and an uninterrupted supply chain.

●	Addressing technical challenges: We may encounter further technical challenges that require redesign or alternative sourcing of components.

●	Meeting regulatory requirements: We must meet all necessary safety and regulatory requirements to certify our vehicles.

Our approach to achieving future production is based on completing vehicle validation and testing, developing our manufacturing processes, and establishing a robust supply chain. Our current operational capabilities are focused on assembling and rigorously testing production-intent vehicles, preparing our manufacturing facility, and readying necessary components for initial production runs.

Historically, we have experienced challenges in raising capital in the amounts needed to fully fund our operations, and we have faced production delays due to financial constraints, supply chain disruptions, technological challenges, and regulatory requirements. While we currently do not anticipate any major supply chain disruptions, changes in global trade policies, including the imposition of new tariffs or changes to existing tariffs, could impact the cost and availability of components and materials, potentially affecting our production timelines and profitability. We have experienced price fluctuations for vehicle components and labor in the past, which have led to increased costs and negatively affected our results of operations.

We are actively working to address these challenges and secure the necessary resources to commence production. We will provide further updates on our progress as we achieve significant milestones. However, we cannot assure you that we will be successful in securing funding, overcoming technical challenges, or meeting regulatory requirements on a timely basis, or at all. These factors could significantly impact our ability to commence production and achieve our business objectives.

Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, materials to build prototype and validation vehicles, specialized out-sourced engineering services, facilities and software licenses.

Results of Operations

Comparison of the results of operations for the three months ended June 30, 2025 and June 30, 2024

General, Selling and Administrative Expenses

	For the three months ended June 30, (in thousands)
	2025	2024	$ Change	% Change
Corporate and overhead expenses	$2,094	$2,488	$(394)	(16)%
Share-based compensation	5,896	1,009	4,887	484%
Depreciation	42	39	3	8%
Selling, general and administrative	$8,032	$3,536	$4,496	127%

The net increase in selling, general and administrative costs was primarily driven by higher stock-based compensation and legal costs, partially offset by reduced advertising expenses and personnel-related costs.

The increase in stock-based compensation expense compared to the prior-year period was primarily due to grants of options in the current period and $2.4 million of vesting in the current period associated with stock-based compensation for advisory services that didn’t exist in the prior period.

The decrease in corporate and overhead expenses was primarily driven by a $0.5 million reduction in advertising costs, reflecting lower Regulation A crowdfunding-related marketing activity, and a $0.1 million decrease in compensation and facilities expenses. These decreases were partially offset by a $0.2 million increase in outside services, primarily due to higher legal and compliance costs related to litigation and regulatory requirements.

Overall, we remain focused on aligning operating costs with strategic priorities as we progress through vehicle validation and testing. However, some costs, particularly legal fees and expenses related to ongoing litigation, as well as increased costs associated with responding to regulatory inquiries and proactively strengthening our corporate governance and compliance frameworks, are inherently less discretionary due to their nature and external drivers, and can therefore be less predictable in their timing and magnitude. Consequently, we anticipate these legal, regulatory, and compliance-related expenditures will remain elevated compared to prior periods for the foreseeable future as we address these matters and continue to invest in robust systems and processes.

Research and Development Expenses

	For the three months ended June 30, (in thousands)
	2025	2024	Change ($)	Change (%)
Other operating expenses	$1,965	$2,283	$(318)	(14)%
Share-based compensation	3,814	243	3,571	1,470%
Depreciation	93	84	9	11%
Research and Development	$5,872	$2,610	$3,262	125%

Research and development expenses increased compared to the three months ended June 30, 2024, primarily due to higher stock-based compensation. The increase in stock-based compensation expense was driven by grants made during the period.

Other operating expenses decreased in the second quarter of 2025 compared to the same period in 2024, primarily due to a $0.6 million decrease in expenses for outside services, which were elevated in the prior year due to high engineering activity to complete vehicle development. This decrease was partially offset by a $0.1 million increase in compensation costs, primarily driven by the timing of R&D payroll tax credit recognition and higher hourly labor costs.

In April 2025, we granted stock options at an exercise price of $31.50 per share. This price was consistent with the per-share price of our concurrent Regulation D offering, a private placement which required a minimum investment of $25,000 from accredited investors. Around the same time, the Company also sold shares at $44.40 per share under its Regulation A offering. For U.S. GAAP purposes, we determined the fair value of the common stock to be $44.40, which was used as the input to the Black-Scholes model to value the April option grants. A total of $15.8 million in stock-based compensation expense was recognized for the six months ended June 30, 2025.

Other Income

For the three months ended June 30, 2025, other income was $1.8 million, compared to $0.6 million in the same period of 2024. The increase primarily relates to an increase of $1.0 million in matching grant funds received from the California Energy Commission, which offset cash paid for equipment and material purchases.

Net Loss

As a result of the foregoing, the Company’s net loss for the three months ended June 30, 2025 was $12.1 million compared to $5.6 million for the same period in the prior year.

Comparison of the results of operations for the six months ended June 30, 2025 and June 30, 2024

General, Selling and Administrative Expenses

	For the six months ended June 30, (in thousands)
	2025	2024	$ Change	% Change
Corporate and overhead expenses	$4,730	$5,087	$(357)	(7)%
Share-based compensation	11,167	7,111	4,056	57%
Depreciation	84	78	6	8%
Selling, general and administrative	$15,981	$12,276	$3,705	30%

The net increase in selling, general and administrative costs was primarily driven by higher stock-based compensation and reduced advertising expenses, partially offset by higher legal and regulatory costs.

The increase in stock-based compensation expense compared to the prior-year period was primarily due to $7.3 million in stock-based compensation for advisory services. This increase was partially offset by a stock-based compensation related to a one-time $5.5 million charge recognized last year related to the extension of expiring stock options.

The decrease in corporate and overhead expenses was primarily driven by a $1.0 million reduction in advertising costs, reflecting lower crowdfunding-related marketing activity. In addition, freight and property tax expenses declined by $0.2 million, due to elevated parts orders in the prior period and the recognition of prior-year catch-up property tax expenses. Travel and employee-related costs also decreased by $76,000. These reductions were partially offset by a $0.9 million increase in legal and compliance expenses associated with ongoing litigation and heightened regulatory requirements.

Overall, we remain focused on aligning operating costs with strategic priorities as we progress through vehicle validation and testing. However, some costs, particularly legal fees and expenses related to ongoing litigation, as well as increased costs associated with responding to regulatory inquiries and proactively strengthening our corporate governance and compliance frameworks, are inherently less discretionary due to their nature and external drivers, and can therefore be less predictable in their timing and magnitude. Consequently, we anticipate these legal, regulatory, and compliance-related expenditures will remain elevated compared to prior periods for the foreseeable future as we address these matters and continue to invest in robust systems and processes.

Research and Development Expenses

	For the six months ended June 30, (in thousands)
	2025	2024	Change ($)	Change (%)
Other operating expenses	$4,281	$4,748	$(467)	(10)%
Share-based compensation	4,619	1,573	3,046	194%
Depreciation	186	167	19	11%
Research and Development	$9,086	$6,488	$2,598	40%

Research and development expenses increased compared to the six months ended June 30, 2024, primarily due to higher stock-based compensation. The increase in stock-based compensation was attributable to a series of option grants issued in April 2025 in recognition of the engineering team’s contributions.

Other operating expenses decreased in the second quarter of 2025 compared to the same period in 2024, primarily due to a $1.0 million decrease in expenses for outside services, which were elevated in the prior year due to high engineering activity to complete vehicle development. This decrease was partially offset by a $0.5 million increase in compensation costs, primarily driven by the timing of R&D payroll tax credit recognition and higher labor costs.

Other Income

For the six months ended June 30, 2025, other income was $2.1 million, compared to $0.9 million in the same period of 2024. The increase primarily relates to a $1.1 million increase in matching grant funds received from the California Energy Commission, which offset cash paid for equipment and material purchases.

Net Loss

As a result of the foregoing, the Company’s net loss for the six months ended June 30, 2025 was $22.9 million compared to $17.8 million for the same period in the prior year.

Comparison of the results of operations for the years ended December 31, 2024 and December 31, 2023

General, Selling and Administrative Expenses

	For the year ended December 31, (in thousands)
	2024	2023 (as restated)	$ Change	% Change
Corporate and overhead expenses	$11,302	$10,738	$564	5%
Share-based compensation	8,629	26,585	(17,956)	(68)%
Depreciation	159	153	6	4%
Selling, general and administrative	$20,090	$37,476	$(17,386)	(46)%

Our general, selling, and administrative expenses decreased during the fiscal year ended December 31, 2024. This was primarily driven by a significant reduction in stock-based compensation, as well as reduced spending in other areas. In 2023, we made the decision to accelerate the vesting of stock options as a means of retaining key talent while preserving cash for operations and research and development.

To support investments in key areas like design, engineering, and manufacturing, we focused on reducing cash expenditures in general and administrative areas. This resulted in:

●	A $0.5 million reduction in cash-based compensation and benefits due to decreased administrative staff.

●	A $0.1 million decrease in facilities costs due to reduced leased office space.

While we were able to reduce costs in some areas, expenses for outside services increased. This was driven by our strategy to leverage external expertise and resources, allowing us to flexibly scale our operations up or down as needed. The increase was comprised of:

●	A $0.5 million increase in legal expenses, primarily due to increased needs related to intellectual property, regulatory compliance, and litigation.

●	A $0.3 million increase in non-cash fees paid to advisors.

We maintained a disciplined approach to controlling discretionary general and administrative expenses, particularly in areas such as compensation and facilities. However, we experienced an unexpected increase in legal expenses related to intellectual property, regulatory compliance, and litigation. Overall, we remain focused on managing resources effectively to support the advancement of our vehicle program.

Research and Development Expenses

	For the year ended December 31, (in thousands)
	2024	2023 (as restated)	Change ($)	Change (%)
Other operating expenses	$12,982	$14,834	$(1,852)	(12)%
Share-based compensation	3,460	8,538	(5,078)	(59)%
Depreciation	339	296	43	15%
Research and Development	$16,781	$23,668	$(6,887)	(29)%

Research and development expenses decreased during the fiscal year ended December 31, 2024, primarily due to a significant reduction in stock-based compensation and our focus on cost control measures. The lower stock-based compensation reflects our decision in 2023 to accelerate the vesting of stock options as a way to retain key talent while preserving cash.

In 2024, as our vehicle design process reached its final stages, we streamlined our operations and reduced our workforce. This resulted in a $1.9 million decrease in engineering and consulting expenses compared to the prior year.

Additionally, we made the difficult decision to close our facility in Vista, California. This facility was originally intended for future vehicle production. However, due to challenges in securing the necessary funding to proceed with the validation and production phases of our vehicle program, we chose to abandon the lease. This closure resulted in a $1.0 million reduction in facilities expense compared to the prior year.

These cost reduction measures reflect our commitment to aligning resources with our strategic priorities and ensuring the long-term sustainability of our business.

Partially offsetting these decreases was a $1.6 million increase in equipment and supplies as we purchased materials to build validation and testing vehicles in 2024.

Other Income

For the year ended December 31, 2024, other income was $2.0 million, compared to $2.1 million in the same period of 2023. The $0.1 million decrease was primarily due to a $0.4 million gain on the settlement of a lease liability recognized in 2023 that did not recur in 2024. That loss was offset by increased grant funds of $0.1 million and investment income of $0.1 million.

●	2024: Other income consisted of $1.3 million in grant funding from the California Energy Commission, $0.7 million in investment income, and $0.1 million in interest income.

●	2023: Other income included $1.2 million in grant funding from the California Energy Commission, $0.5 million in interest income, and the $0.4 million gain on lease settlement.

Loss from Discontinued Operations

On April 27, 2023, the Company entered into a settlement agreement to unwind its merger with Andromeda Interfaces, Inc. (“AI”). As part of the settlement, Aptera agreed to return all shares of AI to its founders in exchange for 83,696 shares of Class A Aptera common stock, which represented the entire share consideration issued in connection with the original merger.

As a result of this transaction, AI’s operating results are reported as discontinued operations in the period ended December 31, 2023.

Net Loss

As a result of the foregoing, the Company’s net loss for the year ended December 31, 2024 was $34.9 million compared to $59.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

As of June 30, 2025, the Company had $34.5 million in total assets. Our primary sources of liquidity currently include $13.1 million in cash and cash equivalents and $1.6 million in grant funds receivable from the California Energy Commission (“CEC”). Our current operational cash burn rate, covering essential personnel, ongoing regulatory compliance (including costs associated with this public offering process and the ongoing SEC Investigation as further described under the “Business – Litigation and Regulation” section of this prospectus), and fixed costs, is approximately $1.2 to $1.5 million per month. This baseline burn rate is currently elevated by significant expenses associated with the process of becoming a publicly traded company and by substantial legal and other professional fees related to the SEC Investigation, which are difficult to predict with certainty but are expected to continue to be material in the near term. Our existing cash and cash equivalents, even when supplemented by anticipated near-term grant receipts, are therefore only sufficient to cover several months of these baseline operations, and would not be sufficient to advance our business plan. To complete vehicle validation and prepare for initial production—including increased spending on engineering, validation, testing, and the hiring of additional sales, marketing, and administrative personnel—we estimate that we will require approximately $30 million in additional funding. Following that, we estimate an additional $30-40 million will be required for the remaining production tooling in order to commence low-volume manufacturing. In total, we require approximately $60-70 million to advance through these next two critical pre-production phases. We estimate that the associated work would take approximately 12 to 18 months to complete from the time such capital is fully secured. This capital must be secured in substantial tranches, rather than incrementally, as it is necessary to fund significant, non-cancelable commitments to suppliers for remaining vehicle tooling and equipment.

Our awarded $21.9 million grant from the CEC is an important component of our liquidity plan. The grant provides funding on a reimbursement basis for eligible expenditures, such as capital investments in tooling, equipment and for vehicle validation activities. We anticipate receiving further portions of this grant, specifically an estimated $6 million in calendar year 2025 and $14 million in the subsequent calendar year. These anticipated disbursements are linked to our operational spending plan, as the eligible expenditures must be incurred before we can meet our updated production and sales milestones. These milestones, which were recently extended with CEC approval, now require us to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. Our ability to meet these milestones is subject to our ability to fund the required upfront investments, and there is no guarantee we will be able to do so.

Long-Term Cash Requirements

Beyond our immediate capital needs to commence low-volume production, our long-term business plan requires us to raise substantial additional capital for future growth and operational expansion. Our material cash requirements beyond the next 12 months are expected to include, but are not limited to, the following:

●	Scaling to High-Volume Production: As previously stated, we estimate needing $140-$160 million to fully equip our current Carlsbad facility and scale our manufacturing process to achieve our high-volume production target of 20,000 vehicles per year. This includes significant investment in additional automation, assembly line equipment, and quality control systems and is in addition to the $60-70 million necessary to fund the remaining tooling and validation programs mentioned above.

●	Future Manufacturing Capacity: To meet our longer-term production targets that exceed the capacity of our current facility, we will require additional manufacturing capacity. This may involve securing or constructing new, larger facilities, which would represent a material future capital expenditure, the cost and timing of which has not yet been determined.

●	Expansion of Sales and Service Infrastructure: Our direct-to-consumer model will require significant investment to scale nationally. We will need to fund the establishment of regional pre-delivery and service centers, as well as expand our fleet of mobile service vehicles to support our customers and/or form relationships with third party vendors to provide this level of service.

●	Research and Development: To maintain our competitive advantage, we intend to continue investing in research and development. This includes developing future vehicle models, enhancing our proprietary solar and battery technology, and exploring other applications for our technology.

●	Working Capital: As we begin and scale production, our need for working capital will increase significantly. We will require cash to fund raw materials, work-in-process, and finished goods inventory, which will increase substantially as our production volume grows.

●	Public Company Costs: We will continue to incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company.

Our ability to fund these long-term requirements is dependent upon our ability to raise substantial additional capital through future equity or debt financings, and there can be no assurance that we will be able to do so on favorable terms, or at all.

As of June 30, 2025, the Company’s total liabilities were $7.7 million. Major existing liabilities include $1.1 million in accrued liabilities, $4.1 million in unearned reservation fees, and $2.0 million in lease liabilities. We also had approximately $1.0 million of purchase commitments as of June 30, 2025, which are generally cancellable. For further details on our commitments, see “Commitments and Contingencies” below.

We have a history of net losses and negative cash flows from operations. These factors, our current limited cash runway at our elevated baseline burn rate, together with our significant upcoming material cash requirements for planned expanded operations and substantial capital expenditures necessary to initiate and scale vehicle production, raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern over the next 12 months and beyond is dependent upon our ability to raise additional capital in a timely manner.

We expect to finance our operations by conducting public offerings of equity or debt, private placements of equity or debt, entering into equity lines of credit or similar facilities, entering into agreements for equipment financing, CEC grant, and pursuing strategic partnerships.

Historically, we have funded our operations primarily through the issuance of common stock and the CEC grant.

Equity Issuances

From July 1, 2025 through the date of this filing we issued approximately 92,161 shares of Class B common stock in connection with Regulation A and Regulation D offerings for total cash proceeds of $3.8 million at a weighted average price of $40.92 per share.

During the six months ended June 30, 2025, we issued 186,251 shares of Class B common stock in connection with Regulation A and Regulation D offerings for total cash proceeds of $7.4 million at a weighted-average price of $39.73 per share.

During the year ended December 31, 2024, we issued 744,329 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $31.50 per share. We also raised $0.7 million from the sale of convertible notes. In the fourth quarter of 2024, we issued 27,877 shares in exchange for the conversion of convertible notes and accrued interest, resulting in total proceeds of $0.7 million at a weighted-average price of $25.20 per share. Furthermore, 642 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $11.40 per share.

During the three months ended June 30, 2025, the Company issued 347 shares of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand, based on a weighted-average issuance price of $44.40. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

The Company has and may in the future grant warrants to vendors as part of their payment for the provisions of services. Currently, the Company has issued warrants with vendors to purchase shares of Class B common stock. During the year ended December 31, 2024, the Company issued to Amato and Partners, LLC, a vendor of the Company, a warrant to purchase 333,333 shares with an exercise price of $31.50. This warrant vests monthly through May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant, as amended, for 533,333 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. Copies of these warrants (and applicable amendment(s)) are filed as Exhibits 4.4, 4.2, and 4.3, respectively, to the registration statement of which this prospectus forms a part. The Company has also issued warrants to US Capital Global Securities, LLC pursuant to four separate warrant agreements for an aggregate of 1,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029. Copies of each of these warrant agreements are filed Exhibits 4.5, 4.6, 4.7, and 4.8 to the registration statement of which this prospectus forms a part.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the CEC to add critical capacity to accelerate scaled manufacturing. The grant provides for the reimbursement of certain capital and operational expenditures subject to meeting specific milestones. A full discussion of the grant’s terms, funding schedule, and related milestones is included above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

As of June 30, 2025, we were current on all milestones agreed with the CEC and submitted reimbursement requests totaling $4.1 million, $2.5 million of which were approved and paid to us. In May 2025 we were approved for a time extension on the project including an extension on milestone dates for the start of production on the low-volume and high-volume production lines. Our new milestones are to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. These milestones depend heavily on our ability to obtain sufficient and timely funding. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period was also extended and is now due to conclude in the first quarter of 2027.

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

Commitment and Contingencies

Leases

As of June 30, 2025, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California under an operating lease agreement that expires April 1, 2027. For the year ended December 31, 2024, we recorded $1.1 million of lease expense. For the six months ended June 30, 2025, we recorded $0.5 million of lease expense and expect to record payments of $0.6 million related to this facility for the remainder of the year ending December 31, 2025.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2025, we had approximately $1.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. During the year ended December 31, 2023, we entered into an amended the TLA with Chery, agreeing to a fixed fee of $1 million in cash (an amount paid to Chery prior to entering into the amendment) and $5 million of Class B common stock, in two remaining installments corresponding with the milestones set out in the TLA. We hold rights of first refusal to repurchase Chery’s shares in the event of a sale or transfer to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

As of the date of this prospectus, the Company is a party to a lawsuit with Zaptera and the Company received subpoena related to the SEC Investigation, see “Item 1. Business – The Company’s Business – Litigation and Regulation” for further details. As discussed in Results of Operations above, the Company incurred higher litigation expense in 2024 related both the lawsuit and SEC Investigation and anticipates that such expenses will continue at elevated levels in 2025.

Trend Information

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Tariffs

Recent U.S. tariff measures on imported materials are not expected to materially impact our current vehicle development stage, as we have not yet built significant inventory. However, we are evaluating the potential effects on our future supply chain. Our sourcing strategy primarily prioritizes quality, availability, and price for unique components, with domestic procurement typically being a secondary consideration. This approach may increase our exposure to international trade disruptions and tariff-related cost volatility and we expect to adjust our approach accordingly.

Due to our current development stage, we believe we are well-positioned to react to potential future cost increases from suppliers. Furthermore, our long-standing plan to assemble vehicle components in the United States provides us with the flexibility to maintain competitive pricing.

However, recent proposals to change the international trade framework events have resulted in substantial regulatory uncertainty regarding international trade and trade policy, both in the United States and abroad. The U.S. government has also raised the possibility of other initiatives that may affect importation of goods including renegotiation of trade agreements with other countries and the introduction of new or increased import duties or tariffs with respect to products from a number of different countries. In light of this uncertainty and the unknown impact on the broader U.S. and global economy in the future, we do not have clarity at this point over the potential medium to long term impacts our business may face. The availability of certain goods could be affected if foreign suppliers choose to limit their exposure to U.S. markets in response to unfavorable trade policies, which could negatively impact the ability of our suppliers to deliver materials or manufacturing equipment to us and, therefore, delay or impede our deliveries. Furthermore, rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions could further deflate consumer demand, reducing demand for our products.

Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting Company as defined by §229.10(f)(1), Aptera is not required to provide this information.

Critical Accounting Policies and Estimates

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

For the year ended December 31, 2024, we recorded impairment charges of $0.8 million related to construction-in-progress assets, as further discussed in Note 6 to our consolidated financial statements. For the year ended December 31, 2023, we recorded $1.7 million in impairment charges related to construction-in-progress assets, as detailed in Note 6 to our consolidated financial statements.

Stock-Based Compensation

Stock-based compensation expense is a significant component of our operating expenses. The determination of the fair value of stock options and other equity-based awards requires management to make critical estimates and assumptions, which affect the reported amounts of stock-based compensation expense in our consolidated financial statements. These estimates and assumptions include, but are not limited to, the expected volatility of our stock price, the expected term of the awards, the risk-free interest rate, and the estimated forfeiture rate.

●	Valuation Inputs: The fair value of stock options is determined using valuation models, such as the Black-Scholes-Merton option-pricing model, which requires inputs that are subjective and may significantly impact the resulting valuation. These inputs, including the fair value of the underlying stock price per share, expected volatility and expected term, are based on management’s judgment and historical experience, as well as publicly available information for comparable companies. Changes in these inputs could materially affect the estimated fair value of our stock options and, consequently, the amount of stock-based compensation expense recognized in our financial statements.

●	Option Modifications: We have a history of modifying the terms of stock options, including adjustments to exercise prices, vesting schedules, and other contractual provisions. These modifications can result in significant changes to the fair value of the awards and, therefore, have a substantial impact on the related stock-based compensation expense recognized in the period of modification. The determination of the incremental fair value resulting from these modifications requires complex calculations and assumptions, and any changes in these assumptions could materially affect the recognized expense.

JOBS Act Accounting Election

We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Recent Accounting Pronouncements

See Note 2 of the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS

Aptera Overview

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. Our mission is to create the most efficient transportation on the planet, where every journey is powered by the sun. We have designed the Aptera vehicle to provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, we have designed the Aptera vehicle to charge from either a standard home electrical outlet or by using the North American Charging Standard “NACS” connector. We have designed a Launch Edition Aptera with a targeted range of up to 400 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera’s solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

Since its inception in 2019, the Company has reached numerous key milestones:

●	Substantially complete production-intent vehicle design;

●	Established a network of suppliers for capital equipment and bill of materials;

●	Built five drivable prototype vehicles;

●	Conducted validation and durability testing on production parts to confirm the reliability of our design;

●	Implemented a variety of internal controls and protocols as we prepare to scale our business including:

●	cloud-based enterprise resource planning (ERP) suite that enhances the Company’s internal controls, financial reporting capabilities and improves data accuracy. Our ERP is ready to be integrated with a manufacturing execution system once production begins.

●	a cloud-based Human Resources Information System (HRIS) that has streamlined the Company’s HR processes, including onboarding, payroll, benefits administration, and talent management. The functionality of our HRIS is further enhanced by its interface with our ERP.

●	Created a robust intellectual property portfolio;

●	Amassed over 49,000 vehicle reservations; and

●	Raised over $147 million in funding.

Our Advantages

Vehicle manufacturers that have long histories, highly developed platforms and long-standing processes tend to build upon their existing infrastructure. As a relatively new company without these constraints, we have been able to take a new approach to developing a solar powered vehicle that is based on first-principles engineering, by focusing on weight, aerodynamics, and overall efficiency. The result is a vehicle that achieves meaningful solar powered range, in excess of the average U.S. commute, and that is highly differentiated in functionality, purpose and style. We believe that our vehicle appeals to consumers that are focused on new technologies that aim to maximize positive environmental impacts and provide for unmatched convenience and total costs of ownership.

At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. We believe the most common method for manufacturing vehicles, the steel stamping of thousands of parts, makes the manufacturing process expensive and inefficient. We believe we have developed superior methods of manufacturing and assembling our vehicles using a small number of strong but lightweight composite structures and “off-the-shelf” parts from established suppliers. We expect to be able to scale production and launch new models in the future.

We expect that these processes will lead to lower manufacturing costs, resulting from:

●	Cost efficient and simple tooling;

●	Fewer robots and people involved in the manufacturing process;

●	No welding; and

●	Eliminating approximately 95% of the painting process of a typical 2-5 passenger vehicle.

We also expect to be able to rapidly and inexpensively scale our assembly process through our:

●	reduced vehicle weight and part count, this allows for humans to easily position parts, thereby improving the ease and costs to assemble our vehicle; and

●	use of modularized building processes, automated guided vehicles, and parts that are easily positioned, which we estimate will require substantially less labor and space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique solar panels are designed with the aim of maximizing the energy each vehicle will capture from the sun. Our design gives fully equipped vehicles approximately 700 watts of solar cells that capture energy whether the vehicle is being driven or parked. With minimal energy loss, our automotive-grade solar technology represents a way for electric vehicles (“EVs”) to minimize their reliance on the grid for charging.

Our curved, automotive-grade solar panel applications are unique and hold the potential for application beyond passenger cars, where highly durable, light-weight solar charging is beneficial.

Product

We have designed our Launch Edition Aptera to have the following technical specifications:

●	400-mile range

●	Approximately 700 watts of solar cells

●	Level 3 charging

●	Seats for two passengers

●	32.5 cubic feet of rear storage

We previously announced that we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation and testing process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones. See “Risk Factors – Risks Related to Our Business – We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.” See also “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources” for more information on our estimated funding requirements to complete the validation and testing process and commence low-volume production.

Distribution Plan

Our strategy leverages lessons from other EV makers:

●	Direct-to-consumer sales;

●	Online promotion, test-drive scheduling and events in key markets;

●	Regional pre-delivery warehousing in leased facility that require minimal capital expenditures;

●	Southern California rollout initially with major metropolitan areas to follow; and

●	Mobile service house calls.

Our Market

We believe the EV market is poised for remarkable growth, driven by innovation and sustainability. According to MarketWatch, in the United States, the EV market was estimated at $207 billion in revenue in 2024 and assuming a compound annual growth rate (CAGR) of 11.2% projected to reach approximately $538 billion in 2033. On a global scale, the market is forecasted to expand by $446 billion between 2025 and 2029, growing at a CAGR of 16.4%. These projections underscore the accelerating adoption of EVs worldwide as automakers continue investing in electrification and governments implement policies to support the transition.

Sales data further supports this upward trajectory. According to Kelley Blue Book, in 2024, U.S. consumers purchased 1.3 million EVs, marking a 7.3% increase from the previous year, with EVs now comprising 8.1% of total vehicle sales in the country. Globally, EV sales increased to 17.1 million units, reflecting a 25% year-over-year increase. This growth highlights the increasing consumer shift toward EVs, influenced by declining battery costs, improved charging infrastructure, and a broader range of affordable models.

Looking ahead, BloombergNEF forecasts the EV market will reach $8.8 trillion by 2030 and $57 trillion by 2050, signaling a transformative shift in the automotive industry. The rising demand for EVs is being fueled by heightened awareness of the environmental impact of gas-powered vehicles, fluctuating fuel prices, and continued innovation in battery technology. As a result, the EV market presents significant opportunities for manufacturers, investors, and policymakers to drive sustainable mobility forward

We believe the most successful entities in the U.S. EV market are those that have developed vehicles from the ground up, as opposed to modifying existing vehicle models. We differentiate our product by advancing this methodology, conducting a thorough reexamination of vehicle design to optimize solar energy utilization. This strategic initiative positions our vehicles to address a wider spectrum of the EV market, as they are not contingent on costly charging infrastructure.

Suppliers

We have signed an agreement with Chery New Energy Automobile Co. Ltd. (“Chery”) to form a collaborative relationship for supplying production parts and certain vehicle platforms.

The agreement Chery provides us access to their established supply chain, which helps streamline our procurement and production process. In addition, we plan to incorporate certain Chery technologies and parts, such as their HVAC (Heating, Ventilation, and Air Conditioning) system, into our vehicles. This collaboration aims to accelerate our lead-up to production and drive the advancement of solar mobility. As consideration, we agreed to pay Chery $1 million cash and $5 million in Class B common stock. Additionally, we have a technical services agreement with Chery to assist us with feasibility studies and technical services related to certain vehicle components.

We rely on a network of suppliers for various components of our vehicles, including battery cells, battery management systems, motors, chassis, suspension parts, electrical connectors, sensors, solar cells, and thermal management systems.

In addition, we have important supplier relationships with Yazaki, an engineering service supplier and line prototype and production part supplier, C.P.C. S.r.l. (CPC), a specialized composite manufacturer, and CTNS, a Korean battery production line supplier.

The Company has a non-binding arrangement with Yazaki. Under the terms of the arrangement, Yazaki is expected to supply specific production parts for Aptera’s low-voltage and high-voltage electrical harness, including wiring, connectivity, charge ports, and other utilities. Yazaki also provides engineering services to help the Company develop and integrate these parts into its vehicles.

The Company has incurred significant expenses with CPC related to tooling and manufacturing the initial units of its composite body structure. Aptera and CPC have entered into a non-binding agreement to supply composite materials and potentially manufacture vehicle body components. Until this agreement becomes binding, the terms may be amended at any time by either party.

The Company entered into a strategic alliance with CTNS to build battery packs for the Aptera vehicle and develop other energy solutions. This partnership will allow the Company to reduce the cost and risk of its battery program by leveraging CTNS experience in battery line development. CTNS is expected to build the Company’s battery line as well as supply and manufacture battery packs for its vehicles. The alliance with CTNS has been formalized through a non-binding memorandum of understanding (MOU) and will only become binding through the mutual formation of a joint venture.

Environmental Impact

We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are or may become subject govern, among other things, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation, and disposal of hazardous materials; the protection of the environment, natural resources, and endangered species; and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by United States laws and regulations and those of other jurisdictions in which we operate, standards adopted by regulatory agencies and the permits and licenses we are required to obtain. Each of these sources is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties and orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Many countries and U.S. states have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2030, and we as an EV manufacturer are already able to comply with these requirements across our entire product portfolio as we expand.

When produced at scale, we believe our vehicle will have positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine (“ICE”) vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

We compete primarily with vehicle manufacturers of passenger vehicles and motorcycles. However, vehicle manufacturers of all types are increasingly devoting more resources to developing hybrid and EVs and some manufacturers are also beginning to include solar components, which could compete directly with us.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

In August 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp. in U.S. District Court for the Southern District of California, which was amended in February 2025. In June 2025, the Court dismissed a subset of claims and Zaptera filed a Second Amended Complaint on June 26, 2025. The Second Amended Complaint asserts the following claims against Aptera Motors Corp. and a group of individuals associated with Aptera Motors Corp.: design patent infringement; misappropriation of trade secrets; and declaratory judgment of patent ownership. Zaptera also asserts breach of contract against individuals associated with Aptera Motors Corp., but not the company itself. Aptera Motors Corp. and the individual defendants have moved to dismiss the claims for trade secret misappropriation and all claims against the individual defendants.

Zaptera seeks various remedies, including damages and injunctive relief. Aptera Motors Corp. intends to vigorously defend this litigation, believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the SEC related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of the ongoing SEC Investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our Company.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

Vehicle Safety Standards and Certification Status

The Aptera vehicle is designed to comply with applicable Federal Motor Vehicle Safety Standards (FMVSS) for motorcycles, under which it is federally regulated by the National Highway Traffic Safety Administration (NHTSA). Compliance with these standards is achieved through a manufacturer self-certification process. We will self-certify the vehicle by affixing the required certification label prior to the start of production. We are currently registered as a motorcycle manufacturer with NHTSA and possess the authority to issue Vehicle Identification Numbers (VINs).

Employees/Consultants

As of June 30, 2025, we had 30 full-time employees. We currently have an employee stock option plan but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future. Our employees are not represented by a labor union and we consider our relationship with them to be satisfactory.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

We have been granted sixteen patents, thirteen design patents and three utility patents. As of June 30, 2025, we had 80 pending patent applications worldwide, of which 49 patent applications were pending in the United States. Our patenting process is ongoing. These patent and patents pending cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management, and manufacturing techniques. The three United States utility patents granted to us are expected to expire between 2042 and 2043 (a term of 20 years from their respective effective filing dates, subject to payment of maintenance fees). The thirteen US and worldwide design patents granted to us are expected to expire between 2036 and 2050 (a term of 15 - 25 years from their respective grant dates and country). To date, we have relied on copyright, trademark, and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers, and vendors to control access to and distribution of technology, software, documentation, and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada, Europe, and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Properties

Our principal executive offices and primary operational facility are located at 5818 El Camino Real, Carlsbad, California 92008. This facility consists of approximately 77,000 square feet of leased space. The current lease agreement for this facility expires on April 1, 2027.

This Carlsbad facility currently houses our corporate headquarters, research and development activities, engineering operations, and vehicle prototyping and validation activities. We believe this facility is currently adequate for these ongoing purposes.

A significant portion of this facility is also designated for our planned initial low-volume manufacturing and assembly of the Aptera vehicle. We are in the process of preparing this area with the intention of accommodating initial production runs. We believe this space, once fully equipped and operational, will be suitable for commencing low-volume production and meeting our initial market demand.

As we scale our production to meet broader market demand and our longer-term production targets, we anticipate that we will require additional manufacturing capacity, which may involve expanding our current facility if feasible, or securing or constructing additional manufacturing facilities in the future. Our ability to secure or develop such additional facilities will depend on various factors, including our success in raising future capital.

We do not own any real property.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table provides information regarding our executive officers and directors:

Name	Position	Age	Term of Office
Executive Officers:
Chris Anthony	Co-Chief Executive Officer and Interim Chief Financial Officer	48	March 2019 – Present
Steve Fambro	Co-Chief Executive Officer and Secretary	57	March 2019 – Present
Tom DaPolito	Interim Chief Financial Officer	51	October 2025 – Present
Directors:
Chris Anthony	Director	48	March 2019 – Present
Steve Fambro	Director	57	March 2019 – Present
Tony Kirton (1) (2) (3)	Director*	78	October 2025 – Present
Todd Butz (1) (2) (3)	Director *	54	October 2025 – Present

* Independent Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

The key business experience of our executive officers, directors, and director nominees is set forth below.

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director

Chris Anthony has served as Co-Chief Executive Officer, Interim Chief Financial Officer, and Director of Aptera Motors since March 2019. He brings over two decades of leadership experience in the clean energy, battery technology, and advanced vehicle manufacturing sectors. Chris was the founder and CEO of Flux Power, an advanced lithium battery company, where he served from October 2009 to December 2019. He was also the founder and CEO of Epic Boats, a technology leader in the pleasure boat market, from July 2002 to December 2018.

Chris has successfully raised more than $200 million in capital across private equity, direct public offerings, and grant funding, demonstrating deep expertise in corporate finance and capital markets. He holds a Bachelor of Science in Finance from the Cameron School of Business at the University of North Carolina.

We believe Mr. Anthony’s extensive experience in founding and leading technology-focused companies, his deep understanding of clean energy and battery systems, and his significant fundraising and financial oversight experience qualify him to serve as a director. His operational leadership and industry knowledge provide valuable insight into Aptera’s strategic direction and execution.

Steve Fambro, Co-Chief Executive Officer, Secretary, and Director

Steve Fambro serves as Co-Chief Executive Officer, Secretary, and Director of Aptera Motors since March 2019. He brings extensive experience in technology innovation, sustainable agriculture, and clean energy investment. From July 2015 to August 2017, Steve served as a venture partner and Chief Operating Officer of Ocean Holding, an investment and development firm focused on advancing clean, renewable energy solutions. Prior to that, he was the founder of Famgro, an indoor food production company that developed an efficient, pesticide- and herbicide-free cultivation system. He led Famgro from January 2010 to March 2015.

Steve holds a Bachelor of Science in Electrical Engineering from the University of Utah, with an academic focus in electromagnetics and antenna design.

We believe Mr. Fambro’s diverse background in engineering, technology entrepreneurship, and clean energy investment qualifies him to serve as a director. His experience in founding and managing innovative companies, along with his technical expertise and commitment to sustainability allows him to assist the Board with strategic planning, innovation, and long-term growth in clean technology sectors.

Tom DaPolito, Interim Chief Financial Officer

Tom DaPolito has been advising the Company as a part-time consultant since May 2023, providing executive-level financial advisory services in preparation for our public listing. Contingent upon the successful listing of the Company’s shares on Nasdaq, Mr. DaPolito has transitioned to a full-time role and has committed to serve as the Company’s Interim CFO for a period of up to one year on an independent contractor basis. He is a seasoned financial executive with over 20 years of experience leading finance and operations for global public and private companies, including Take-Two Interactive Software, Inc. (NASDAQ: TTWO) and Monster Worldwide, Inc. (formerly NASDAQ: MNST).

Prior to joining Aptera, from December 2019 to May 2023, Mr. DaPolito served as EVP, Finance and Operations and Chief Financial Officer for Ricardo Automotive & Industrial, a global engineering services firm, where he drove a significant financial turnaround of its North American business. Previously, from December 2018 to November 2019, he was the Chief Financial Officer at Fit Pay, Inc., where he led the successful sell-side strategy culminating in the company’s acquisition by Garmin International, Inc. His career includes extensive experience in SEC reporting, capital raising, including placing multiple convertible debt offerings, and leading the financial preparations for IPOs and the public spin-off of Hudson Global, Inc. (NASDAQ: HSON).

Mr. DaPolito holds a Bachelor of Science in Business Administration, Accounting from the Rochester Institute of Technology and is a Certified Public Accountant in New York (inactive).

We believe Mr. DaPolito’s extensive experience in public company financial reporting, his leadership in complex corporate transactions, and his expertise in navigating the capital markets provide the critical skills and seasoned leadership required for his role during the Company’s transition to a publicly-traded entity.

Tony Kirton, Independent Director

Tony Kirton has served as a member of our board of directors since October 2025. Tony brings over four decades of international leadership experience in the automotive industry, having held senior executive roles at major global manufacturers. His career includes serving as Director of Marketing at Audi of America, Vice President of Sales for Volkswagen and Audi in the United Kingdom, and Executive Vice President of Sales and Marketing, as well as Board Director, at BMW South Africa.

In addition to his corporate roles, Mr. Kirton has extensive experience in global operations and leadership development. In 2010, he co-founded Neurozone, a neuroscience-based consultancy focused on resilience and performance readiness for leaders and teams, where he still serves today as a member of the board of directors.

Mr. Kirton holds a Bachelor of Arts in English Literature from the University of Natal and a Masters of Business Administration from the University of Cape Town.

We believe Mr. Kirton’s extensive international experience in the automotive sector, combined with his expertise in global operations and leadership development qualify him to serve as a director. His insights are particularly valuable as Aptera Motors pursues its mission and transitions to a public company.

Todd Butz, Independent Director

Todd Butz has served as a member of our board of directors since October 2025. Todd brings over two decades of financial leadership experience in the manufacturing and engineering sectors. Prior to his retirement in April 2025, he served as the Chief Financial Officer of Mayville Engineering Company, Inc. (NYSE: MEC), a position he has held since 2008. During his tenure, he has overseen the company’s growth from under $100 million in annual revenue to over $500 million, significantly enhancing shareholder value through strategic acquisitions and operational efficiencies.

Prior to joining MEC, Mr. Butz held key financial roles at Mercury Marine and Schenck Business Solutions, where he gained extensive experience in financial planning, analysis, and auditing.

Mr. Butz holds a Bachelor’s degree in Accounting and Business Management from Marian University of Fond du Lac and is a Certified Public Accountant.

We believe Mr. Butz’s extensive experience in financial management, strategic planning, and operational leadership qualifies him to serve as a director. His proven track record in scaling businesses and enhancing shareholder value provides valuable insights as Aptera Motors transitions to a public company and pursues its growth objectives.

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our executive officers or directors.

Board of Directors Composition

Our Bylaws provide that the number of directors shall be at least one and not more than ten, provided that the minimum or maximum number or both may be increased or decreased from time to time by an amendment to the Bylaws. The exact number of directors shall be fixed, within such range, by a majority of the entire board of directors. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring on the board of directors shall be filled solely by the affirmative vote of a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation or removal.

Our board of directors currently consists of four members - Mr. Anthony, Mr. Fambro, Mr. Kirton and Mr. Butz.

Director Independence

Our Class B common stock is listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of such company’s listing of its shares. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the effectiveness of the registration statement of which this prospectus forms a part.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each of Mr. Kirton and Mr. Butz are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Nasdaq listing standards generally require a majority of the members of the board of directors to be independent and for the audit committee to consist of at least three independent directors. Our board consists of four members, two of whom, Todd Butz and Tony Kirton, are independent under Nasdaq rules, and both of whom will serve on our audit committee. We intend to rely on the phase-in provisions of Nasdaq Rule 5615, which permit companies listing in connection with their initial public offering to phase-in compliance with the majority-independent board and three-member audit committee requirements. Specifically, we will be required to have a majority independent board and an audit committee of at least three independent directors within one year of listing. We intend to comply with these requirements within the allotted timeframe.

Until such time as we have appointed an additional independent director, we will not comply with the Nasdaq requirement that a majority of our directors be independent and that our audit committee have three independent members. This limited period of non-compliance could increase the risk that the oversight of our board and audit committee is less robust than would be the case if these requirements were fully satisfied at the time of listing. See “Risk Factors - We will not initially comply with Nasdaq’s requirements for a majority-independent board and an audit committee composed of three independent directors, which could create additional risks until we achieve compliance.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. Copies of each committee’s charter will be posted on the Investor Relations section of our website.

Audit Committee

Our audit committee is comprised of Todd Butz and Tony Kirton. Mr. Butz is the chairperson of our audit committee. Mr. Butz and Mr. Kirton each meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. In addition, our board of directors has determined that Mr. Butz is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. The board has adopted a written charter for the audit committee, which will be available on our website. Pursuant to its charter, our audit committee, among other things:

●	assists the board of directors in overseeing the integrity of the company’s financial statements and compliance with legal and regulatory requirements;

●	appoints, compensates, retains, and oversees the work of the independent auditor, who reports directly to the committee;

●	pre-approves all audit and non-audit services provided by the independent auditor;

●	reviews and evaluates the independent auditor’s qualifications, independence, and performance at least annually;

●	reviews and discusses with management and the independent auditor the company’s annual and quarterly financial statements, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	recommends to the board whether the audited financial statements should be included in the company’s Annual Report on Form 10-K;

●	reviews earnings releases and financial guidance prior to public release;

●	oversees the company’s internal controls over financial reporting, including management’s report and the independent auditor’s attestation as required by law;

●	discusses significant financial risk exposures, including those related to data privacy, information technology, and cybersecurity, and reviews management’s policies for monitoring and controlling such risks;

●	oversees the company’s internal controls over financial reporting, including management’s report and the independent auditor’s attestation as required by law;

●	discusses significant financial risk exposures, including those related to data privacy, information technology, and cybersecurity, and reviews management’s policies for monitoring and controlling such risks;

●	establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including confidential, anonymous submissions by employees;

●	oversees the company’s Code of Business Conduct and Ethics and investigates matters related to management integrity and conflicts of interest;

●	prepares the audit committee report required by SEC regulations for inclusion in the company’s annual proxy statement;

●	meets regularly with management, internal auditors, and the independent auditor, both together and separately, to discuss relevant matters;

●	evaluates its own performance and reviews its charter at least annually, recommending changes to the board as appropriate; and

●	performs such other duties and responsibilities as may be delegated by the board of directors from time to time.

We intend to appoint an additional independent director to the audit committee within one (1) year of our listing on Nasdaq.

Compensation Committee

Our compensation committee is comprised of Todd Butz and Tony Kirton. Mr. Butz is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The board has adopted a written charter for the compensation committee, which will be available on our website. Pursuant to its charter, our compensation committee, among other things:

●	develops and periodically reviews executive compensation policies and practices, including criteria for compensation, alignment with corporate performance, and the mix of base salary, deferred compensation, incentive, and equity-based compensation;

●	reviews and approves corporate goals and objectives relevant to CEO compensation, annually evaluates CEO performance, and determines and approves CEO compensation, considering contractual requirements and the results of the most recent Say-on-Pay Vote; the CEOs do not participate in deliberations or voting on their own compensation;

●	reviews and approves goals, objectives, and compensation for other executive officers, annually evaluates their performance, and determines and approves their compensation, considering contractual requirements and the results of the most recent Say-on-Pay Vote; affected executive officers do not participate in deliberations or voting on their own compensation;

●	reviews and recommends to the board of directors the frequency of Say-on-Pay Votes, taking into account the most recent stockholder advisory vote, and reviews and approves related proposals for inclusion in the proxy statement;

●	supervises, administers, and evaluates the Company’s incentive, equity-based, and other compensatory plans for executive officers and employees, including approving guidelines, making grants and awards, interpreting plan rules, and designating eligible participants;

●	reviews and approves, subject to stockholder approval as required, the creation or amendment of incentive, equity-based, and other compensatory plans, except for certain tax-qualified plans and amendments that do not materially alter plan costs or are required by law;

●	reviews and approves employment agreements, severance arrangements, change-in-control arrangements, special or supplemental benefits, and material amendments for executive officers, with the board of directors retaining authority to review and approve such matters as well;

●	reports to the board of directors on significant matters arising from the committee’s activities;

●	reviews and discusses, as required by federal securities laws, the Compensation Discussion and Analysis and related disclosures regarding compensation risk and consultant conflicts of interest, recommends inclusion of such disclosures in SEC filings, and prepares the committee’s report for the annual report or proxy statement;

●	periodically reviews and discusses with management the Company’s initiatives and programs related to employee recruitment, retention, development, and leadership and talent development for senior management;

●	develops and recommends to the board of directors’ policies for the recovery or clawback of erroneously paid compensation, monitors compliance, and determines the extent of any recoupment or forfeiture of incentive-based compensation;

●	annually evaluates the committee’s performance, reviews and reassesses its charter, and recommends changes to the board of directors as appropriate;

●	annually evaluates the adequacy and composition of director fees; and

●	performs other duties and responsibilities as assigned by the board of directors or as designated in plan documents.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Todd Butz and Tony Kirton. Mr. Kirton is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. The board has adopted a written charter for the nominating and corporate governance committee, which will be available on our website. Pursuant to its charter, our nominating and corporate governance committee, among other things:

●	makes recommendations to the board of directors regarding the size, composition, process for filling vacancies, and tenure of directors;

●	recommends criteria for board of directors and committee membership, including minimum qualifications and specific skills or qualities required for directors, periodically reassesses these criteria, and submits proposed changes to the board of directors for approval;

●	establishes procedures for stockholders to submit recommendations for director candidates;

●	establishes and oversees the process for identifying and evaluating nominees for the board of directors, including those recommended by directors, executive officers, or stockholders, and ensures customary vetting and background checks are completed for potential nominees;

●	recommends qualified individuals for board of director membership as director nominees for election at annual stockholder meetings, consistent with qualifications and criteria approved by the board of directors, except where contractual or legal obligations require third-party nominations;

●	considers all relevant facts and circumstances in evaluating proposed director candidates, including skills, business experience, independence, and the needs of the board of directors, in addition to minimum qualifications and criteria;

●	reviews stockholder proposals and proposed responses;

●	oversees the Company’s corporate governance practices and procedures, including reviewing and recommending changes to governance documents and policies such as Amended Charter and Bylaws, and, if requested, develops and recommends corporate governance guidelines to the board of directors, reviewing these guidelines at least annually;

●	reviews and discusses with management the disclosure regarding committee operations and director independence, and recommends inclusion of such disclosure in the Company’s proxy statement or annual report on Form 10-K, as applicable;

●	reviews the adequacy of the committee’s charter annually and recommends any proposed changes to the board of directors for approval;

●	conducts an annual performance evaluation of the committee and presents the results to the board of directors;

●	oversees the annual evaluation of the board of directors and its committees, gathers feedback from all directors, and reports annually to the board of directors with an assessment of performance of the board of directors for discussion with the full board of directors; and

●	performs other duties and responsibilities as assigned by the board of directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or during the year ended December 31, 2024 served, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Risk Oversight

Our board of directors oversees a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors has ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Non-Employee Director Compensation

For the year ended December 31, 2024, we had one non-employee director. Our non-employee director served until May 1, 2024. He did not receive compensation for the year ended December 31, 2024. All compensation that we paid to Mr. Anthony and Mr. Fambro, is set forth in the table below in “Executive Compensation—Summary Compensation Table.” During the year ended December 31, 2024, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to any non-employee members of our board of directors.

Non-Employee Director Compensation Policy

Before our listing on Nasdaq, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. We expect our board of directors to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards. This policy is designed to attract, retain and reward non-employee directors.

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of this registration statement, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $475,000 in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $475,000 in total value.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2024, consisting of our principal executive officers of the Company, were:

●	Chris Anthony, our Co-Chief Executive Officer; and

●	Steve Fambro, our Co-Chief Executive Officer.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the years ended December 31, 2024 and 2023.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)(1)	Total ($)
Chris Anthony, Co-Chief Executive Officer	2024	$240,196	$-	$-	$-	$-	$-	$7,135	$247,331
	2023	$234,173	$-	$-	$-			$9,052	$243,225
Steve Fambro*, Co-Chief Executive Officer	2024	$240,000	$-	$-	$-	$-	$-	$25,464	$265,464
	2023	$231,013	$-	$-	$-			$33,071	$264,084

(1)	Comprised of medical insurance benefits provided by the Company to the individuals listed above.

* Patricia Fambro, the wife of our director and Co-CEO Steve Fambro is an employee of the Company and receives compensation and benefits commensurate with her role as Director, Electrical Engineering.

Principal Elements of Compensation

The compensation of the Company’s executive officers comprises of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Company’s equity incentive plan (the “Equity Incentive Plan”) and any other equity plan that may be approved by the Board from time to time, and (d) perquisites. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and will reward performance of our executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the housing industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

Employment Agreements

Chris Anthony and Steve Fambro

On August 5, 2025, we entered into employment agreements with each of Mr. Anthony and Mr. Fambro, which become effective upon our listing with Nasdaq. Under the terms of each employment agreement, each holds the position of co-Chief Executive Officer of the Company and will receive an annual base salary of $243,000, subject to annual review. In addition, Mr. Anthony and Mr. Fambro will each be eligible to receive a discretionary annual performance bonus, with the actual payout based on the achievement of Company annual performance metrics to be determined by the Board of Directors, or the compensation committee thereof. Pursuant to the terms of each employment agreement, Mr. Anthony and Mr. Fambro will each be eligible to receive annual equity awards, subject to approval by the Board of Directors or the compensation committee thereof, and to participate in employee benefit plans, programs and arrangements as the Company may from time to time provide to its senior executives, which benefits may be amended by the Company at any time.

Each employment agreement provides that we may terminate the employment of Mr. Anthony or Mr. Fambro, as applicable, at any time with or without cause (as that term is defined in each employment agreement), and Mr. Anthony and Mr. Fambro would be able to terminate their employment at any time for any reason, including for good reason (as that term is defined in each employment agreement).

Each employment agreement provides that if the employment of Mr. Anthony or Mr. Fambro, as applicable, is terminated by the Company without cause or by Mr. Anthony or Mr. Fambro for good reason, Mr. Anthony and Mr. Fambro will be entitled to receive, subject to their execution and non-revocation of a general release of claims in favor of the Company that becomes effective within sixty days of the date of termination, (i) an amount equal to twelve months’ annual base salary, payable in equal installments as salary continuation payments, with the first installment commencing on the first regular payroll date following the date the release becomes effective, and continuation of health insurance benefits at active employee rates for twelve months, and (ii) in the event we terminate Mr. Anthony’s or Mr. Fambro’s employment without cause upon or within twelve months following a change in control, or Mr. Anthony or Mr. Fambro, as applicable, resigns for good reason upon or within twelve months following a change in control, (a) amount equal to twenty-four months’ annual base salary, payable in equal installments as salary continuation payments, with the first installment commencing on the first regular payroll date following the date the release becomes effective, (b) continuation of health insurance benefits at active employee rates for eighteen months, and for the succeeding six (6) months thereafter, monthly cash payments equal to the Company’s then-current monthly premium for health insurance benefits, less the amount that Mr. Anthony or Mr. Fambro, as applicable, would have been required to pay if they had remained an active employee of the Company), subject to earlier termination upon certain events specified in each employment agreement, (c) an amount equal to the annual bonus that Mr. Anthony or Mr. Fambro, as applicable, would have received for the year of termination had they remained employed, based on actual performance (but any applicable individual performance goals will be deemed to have been satisfied), payable at the time that Mr. Anthony’s or Mr. Fambro’s annual bonus, as applicable, would have been paid if their employment had not terminated, and (d) accelerated vesting of one hundred percent (100%) of all unvested equity or equity-based awards then held by Mr. Anthony or Mr. Fambro, as applicable. If any payment or benefits to or for the benefit of Mr. Anthony or Mr. Fambro, as applicable, would be subject to the excise tax imposed on parachute payments by Section 4999 of the Internal Revenue Code of 1986, as amended, or would not be deductible by the Company or any of its subsidiaries or affiliates pursuant to Section 280G of the Code, the payments and benefits will be reduced to the minimum extent necessary to ensure that no portion of those payments or benefits will be subject to the excise tax imposed by Section 4999 of the Code or the loss of deduction imposed by Section 280G of the Code, but only if (i) the net amount of the total payments and benefits, as so reduced, is greater than or equal to (ii) the net amount of such payments and benefits without such reduction.

Tom DaPolito Interim Chief Financial Officer Engagement Agreement

We entered into an engagement agreement with Tom DaPolito dated August 25, 2025 to serve as our Company’s Interim Chief Financial Officer effective upon our listing with Nasdaq, and would continue for a term of one (1) year thereafter, unless earlier terminated. Mr. DaPolito would be entitled to a monthly cash retainer of $30,000 and stock options granted each quarter (the amount determined by dividing $65,880 by the fair value of a stock option on the date of grant). Mr. DaPolito’s relationship with the Company will be that of an independent contractor, and either party may terminate the agreement without cause upon thirty (30) days’ written notice to the other party. A form of the engagement agreement entered into with Mr. DaPolito is filed as exhibit 10.15 to the registration statement of which this prospectus forms a part.

2021 Stock Option and Incentive Plan

In June 2021, the Company established the 2021 Stock Option and Incentive Plan which was approved by the Company’s board and stockholders. The 2021 Stock Option and Incentive Plan authorized the issuance of 6,333,333 shares of Class B common stock. The 2021 Stock Option and Incentive Plan permits us to provide equity-based compensation in the form of stock options, restricted stock units, unrestricted stock and other stock bonus awards and performance compensation awards.

The 2021 Stock Option and Incentive Plan is administered by our Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and the number of shares subject to the awards, the exercise price and the vesting schedule. The term of stock options granted under the 2021 Stock Option and Incentive Plan cannot exceed ten years.

2025 Omnibus Equity Incentive Plan

In August 2025, our board of directors and stockholders adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Plan”). The general purpose of the 2025 Plan is to provide a means for eligible employees, officers, non-employee directors and other service providers to develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. By means of the 2025 Plan, we seek to retain the services of such eligible persons and to provide incentives for such persons to exert maximum efforts for our success and the success of our subsidiaries.

Description of the 2025 Omnibus Equity Incentive Plan

The following description of the principal terms of the 2025 Plan is a summary and is qualified in its entirety by the full text of the 2025 Plan.

Administration. In general, the 2025 Plan will be administered by the Compensation Committee of the Board. The Compensation Committee will determine the persons to whom options to purchase shares of common stock, stock appreciation rights (or “SARs”), restricted stock units, restricted or unrestricted shares of common stock, performance shares, performance stock units, incentive bonus awards, other stock-based awards and other cash-based awards may be granted. The Compensation Committee may also establish rules and regulations for the administration of the 2025 Plan and amendments or modifications of outstanding awards. The Compensation Committee may delegate authority to other executive officers to grant options and other awards to eligible employees, officers, directors, consultants, advisors or other service providers (other than themselves), subject to applicable law and the 2025 Plan. No options, stock purchase rights or awards may be made under the 2025 Plan on or after the 10-year anniversary of the business day immediately prior to the Company’s listing date on Nasdaq (or, the expiration date), but the 2025 Plan will continue thereafter while previously granted options, SARs or other awards remain outstanding. If the fair market value of a share of common stock declines since an award is granted, the Compensation Committee may reduce the exercise price or base price of any stock option or SAR to the then-current fair market value. All determinations, interpretations, exercises of authority or other actions made by the Compensation Committee or the Company under the 2025 Plan shall be taken or made by the Compensation Committee or the Company, as applicable, in its sole and absolute discretion, and shall be final and binding on all persons, including, without limitation, the Company and all 2025 Plan participants.

Eligibility. Persons eligible to receive options, SARs or other awards under the 2025 Plan are those employees, officers, directors, consultants, advisors and other service providers of the Company and our subsidiaries who, in the opinion of the Compensation Committee, are in a position to contribute to our success, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other service provider of the Company or any subsidiary.

Shares Subject to the 2025 Plan. The aggregate number of shares of Class B common stock available for issuance in connection with options and other awards granted under the 2025 Plan is 14,000,000.

“Incentive stock options”, or ISOs, that are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (or, the Code) may be granted under the 2025 Plan with respect to 14,000,000 shares of Class B common stock.

If any option or SAR granted under the 2025 Plan terminates without having been exercised in full or if any award is forfeited, or if shares of common stock are withheld to cover withholding taxes on options or other awards or applied to the payment of the exercise price of an option or purchase price of an award, the number of shares of common stock as to which such option or award was forfeited, withheld or paid, will be available for future grants under the 2025 Plan. Awards settled in cash will not count against the number of shares available for issuance under the 2025 Plan.

No non-employee director may receive awards in any calendar year having an accounting value in excess of $750,000 (inclusive of any cash awards to the non-employee director for such year that are not made pursuant to the 2025 Plan); provided that in the case of a new non-employee director, such amount is increased to $1,000,000 for the initial year of the non-employee director’s term.

The number of shares authorized for issuance under the 2025 Plan and the foregoing share limitations are subject to customary adjustments for stock splits, stock dividends, similar transactions or any other change affecting our common stock, or any other corporate transaction directly or indirectly affecting the awards or any performance goals or the Company’s financial performance, conditions or result of operations.

Terms and Conditions of Options. Options granted under the 2025 Plan may be either ISOs or “nonqualified stock options” that do not meet the requirements of Section 422 of the Code. The Compensation Committee will determine the exercise price of options granted under the 2025 Plan. The exercise price of stock options may not be less than the fair market value per share of our common stock on the date of grant (or 110% of fair market value in the case of ISOs granted to a ten-percent stockholder).

If on the date of grant the common stock is listed on a stock exchange or is quoted on the automated quotation system of The Nasdaq Capital Market, the fair market value will generally be the closing sale price on the date of grant (or the last trading day before the date of grant if no trades occurred on the date of grant). If no such prices are available, the fair market value will be determined in good faith by the Compensation Committee based on the reasonable application of a reasonable valuation method.

No option may be exercisable for more than ten years (five years in the case of an ISO granted to a ten-percent stockholder) from the date of grant. Options granted under the 2025 Plan will be exercisable at such time or times as the Compensation Committee prescribes at the time of grant. No employee may receive ISOs that first become exercisable in any calendar year in an amount exceeding $100,000.

The Compensation Committee may, in its discretion, permit a holder of an option to exercise the option before it has otherwise become exercisable, in which case the shares of our common stock issued to the recipient will continue to be subject to the vesting requirements that applied to the option before exercise.

Generally, the option price may be paid in cash or by certified or bank check. The Compensation Committee may permit other methods of payment, including (a) through delivery of shares of our common stock having a fair market value equal to the exercise price, (b) by a full recourse, interest bearing promissory note having such terms as the Compensation Committee may permit, (c) by surrendering to the Company shares of common stock otherwise receivable on exercise of the option or (d) a combination of these methods, as set forth in an award agreement or as otherwise determined by the Compensation Committee. The Compensation Committee is authorized to establish a cashless exercise program and to permit the exercise price (or tax withholding obligations) to be satisfied by reducing from the shares otherwise issuable upon exercise a number of shares having a fair market value equal to the exercise price.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime an option may be exercised only by the recipient. However, the Compensation Committee may permit the holder of an option, SAR or other award to transfer the option, right or other award to immediate family members, a family trust for estate planning purposes or by gift to charitable institutions. The Compensation Committee will determine the extent to which a holder of a stock option may exercise the option following termination of service with us.

Stock Appreciation Rights. The Compensation Committee may grant SARs under the 2025 Plan. The Compensation Committee will determine the other terms applicable to SARs. The exercise price per share of a SAR will not be less than 100% of the fair market value of a share of our common stock on the date of grant, as determined by the Compensation Committee. The maximum term of any SAR granted under the 2025 Plan is ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

●	the excess of the fair market value on the exercise date of one share of our common stock over the exercise price, multiplied by

●	the number of shares of common stock covered by the SAR.

Payment may be made in shares of our common stock, in cash, or partly in common stock and partly in cash, all as determined by the Compensation Committee.

Restricted Stock and Restricted Stock Units. The Compensation Committee may award restricted common stock and/or restricted stock units under the 2025 Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock units confer the right to receive shares of our common stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the Compensation Committee. The restrictions and conditions applicable to each award of restricted stock or restricted stock units may include performance-based conditions. Dividends or distributions with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to stockholders or at the time that the restricted stock vests, as determined by the Compensation Committee. If any dividends or distributions are paid in stock before the restricted stock vests they will be subject to the same restrictions. Dividend equivalent amounts may be paid with respect to restricted stock units either when cash dividends are paid to stockholders or when the units vest. Unless the Compensation Committee determines otherwise, holders of restricted stock (but not restricted stock units) will have the right to vote the shares.

Performance Shares and Performance Stock Units. The Compensation Committee may award performance shares and/or performance stock units under the 2025 Plan. Performance shares and performance stock units are awards, denominated in either shares or U.S. dollars, which are earned during a specified performance period subject to the attainment of performance criteria, as established by the Compensation Committee.

Incentive Bonuses. The Compensation Committee may grant incentive bonus awards under the 2025 Plan from time to time. The terms of incentive bonus awards will be set forth in award agreements. Each award agreement will have such terms and conditions as the Compensation Committee determines, including performance goals and amount of payment based on achievement of such goals. Incentive bonus awards are payable in cash and/or shares of our common stock.

Other Stock-Based and Cash-Based Awards. The Compensation Committee may award other types of equity-based or cash-based awards under the 2025 Plan, including the grant or offer for sale of shares of our common stock that do not have vesting requirements and the right to receive one or more cash payments subject to satisfaction of such conditions as the Compensation Committee may impose.

Effect of Certain Corporate Transactions. The Compensation Committee may, at the time of the grant of an award provide for the effect of a change in control (as defined in the 2025 Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating, suspending, adjusting or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee. The Compensation Committee may without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and SARs to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or SAR in exchange for a substitute option; (d) cancel any award of restricted stock, restricted stock units, performance shares or performance stock units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock for cash and/or other substitute consideration; (f) cancel or terminate any award for cash and/or other substitute consideration in exchange for an amount of cash and/or property equal to the amount, if any, that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the change in control, but if the change in control consideration with respect to any option or SAR does not exceed its exercise price, the option or SAR may be canceled without payment of any consideration; (g) cancel any unvested award without payment of consideration therefor; or (h) take any other action necessary or appropriate to carry out the terms of any definitive agreement controlling the terms and conditions of the change in control or make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate.

Clawback/Recoupment. Awards granted under the 2025 Plan will be subject to the requirement that the awards be forfeited or amounts repaid to the Company after they have been distributed to the participant (i) to the extent set forth in an award agreement or (ii) to the extent covered by any clawback policy adopted by the Company from time to time, or any applicable laws that impose mandatory forfeiture or recoupment, under circumstances set forth in such applicable laws.

The Compensation Committee has adopted the Aptera Motors Corp Clawback Policy (the “Clawback Policy”), in accordance with the requirements of the Nasdaq Listing Rules and the rules of the SEC implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Clawback Policy requires the Compensation Committee to recoup certain cash and equity incentive compensation paid to or deferred by executive officers in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws.

Amendment, Termination. Our Board may at any time amend the 2025 Plan for the purpose of satisfying the requirements of the Code, or other applicable law or regulation or for any other purpose, provided that, without the consent of our stockholders, the Board may not (a) increase the number of shares of common stock available under the 2025 Plan, or (b) change the group of individuals eligible to receive options, SARs and/or other awards.

U.S. Federal Income Tax Consequences

Following is a summary of the U.S. federal income tax consequences of option and other grants under the 2025 Plan. Optionees and recipients of other rights and awards granted under the 2025 Plan are advised to consult their personal tax advisors before exercising an option or SAR or disposing of any stock received pursuant to the exercise of an option or SAR or following the vesting and payment of any award. In addition, the following summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change and does not address state, local, foreign or other tax laws.

Treatment of Options

The Code treats incentive stock options and nonqualified stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the 2025 Plan, nor will we be entitled to a tax deduction at that time.

Generally, upon exercise of a nonqualified stock option (including an option intended to be an incentive stock option but which has not continued to so qualify at the time of exercise), an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the option price. We will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee’s taxable year. We will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a nonqualified stock option, tenders shares of our common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

For incentive stock options, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the “alternative minimum tax” will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years from the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one year holding period requirements are not met (a “disqualifying disposition”), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price and (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, we will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an incentive stock option, tenders shares of common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an incentive stock option could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of the common stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of “adjustment” for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed and may therefore cause the alternative minimum tax to become applicable in any given year.

Treatment of Stock Appreciation Rights

Generally, the recipient of a SAR will not recognize any income upon grant of the SAR, nor will we be entitled to a deduction at that time. Upon exercise of a SAR, the holder will recognize ordinary income, and we will generally be entitled to a corresponding deduction, equal to the excess of fair market value of our common stock at that time over the exercise price.

Treatment of Stock Awards

Generally, absent an election to be taxed currently under Section 83(b) of the Code (or, a Section 83(b) Election), there will be no federal income tax consequences to either the recipient or us upon the grant of a restricted stock award or award of performance shares. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and we will generally be entitled to a corresponding deduction equal to the fair market value of the common stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and we will generally be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time, less any amount paid by the recipient for the shares. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

The recipient of an unrestricted stock award, including a performance stock unit award, will recognize ordinary income, and we will generally be entitled to a corresponding deduction, equal to the fair market value of our common stock that is the subject of the award when the award is made.

The recipient of a restricted stock unit generally will recognize ordinary income as and when the units vest and are settled. The amount of the income will be equal to the fair market value of the shares of our common stock issued at that time, and we will be entitled to a corresponding deduction. The recipient of a restricted stock unit will not be permitted to make a Section 83(b) Election with respect to such award.

Treatment of Incentive Bonus Awards and Other Stock or Cash Based Awards

Generally, the recipient of an incentive bonus or other stock or cash based award will not recognize any income upon grant of the award, nor will we be entitled to a deduction at that time. Upon payment with respect to such an award, the recipient will recognize ordinary income, and we generally will be entitled to a corresponding deduction, equal to the amount of cash paid and/or the fair market value of our common stock issued at that time.

Section 409A

If an award is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their tax advisors regarding the applicability of Section 409A of the Code to their awards.

Potential Limitation on Company Deductions

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid in a taxable year by a publicly held corporation to its chief executive officer and certain other “covered employees.” Our Board and the Compensation Committee intend to consider the potential impact of Section 162(m), on grants made under the 2025 Plan, but reserve the right to approve grants of options and other awards for an executive officer that exceed the deduction limit of Section 162(m).

Restrictions on Resale

Certain officers and directors of the Company may be deemed to be “affiliates” of the Company as that term is defined under the Securities Act. The Common Stock acquired under the 2025 Plan by an affiliate may be reoffered or resold only pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or another exemption from the registration requirements of the Securities Act. It is intended that the shares issuable pursuant to the 2025 Plan will be registered under the Securities Act.

Tax Withholding

As and when appropriate, we shall have the right to require each optionee purchasing shares of common stock and each grantee receiving an award of shares of common stock under the 2025 Plan to pay any federal, state or local taxes required by law to be withheld.

Outstanding Equity Awards at Fiscal Year-End

		Option awards				Stock awards
	Grant	Number of securities underlying unexercised options - (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
Name	date	exercisable	(#)	($)	date	(#)	($)	(#)	($)
Chris Anthony, Co-Chief Executive Officer and Interim Chief Financial Officer	7/28/2021	180,000	—	$11.40	7/28/2031	—	—	—	—
Steve Fambro, Co-Chief Executive Officer and Secretary	7/28/2021	180,000	—	$11.40	7/28/2031	—	—	—	—

Stock Option Agreement between the Company and Chris Anthony

Pursuant to a Stock Option Agreement between the Company and Chris Anthony dated August 10, 2021, on July 28, 2021, the Company granted Chris Anthony, Co-Chief Executive Officer and Director of the Company, a stock option to purchase 180,000 shares of the Company’s Class B common stock at an exercise price of $11.40 per share. The option vests in four equal annual installments of 45,000 shares each, beginning on July 28, 2022, and fully vesting on July 28, 2025, subject to Mr. Anthony’s continued service with the Company. The option has a ten-year term and is subject to early termination upon certain events, including termination of service, death, or disability. In the event of Mr. Anthony’s death or total and permanent disability, all unvested shares will vest immediately, and the option will remain exercisable for the shorter of one year or the original expiration date. The option was granted pursuant to the Company’s 2021 Stock Option and Incentive Plan. See Exhibit 10.4 to the registration statement of which this prospectus forms a part for more information. In July 2023, the Company accelerated the vesting of all options under the Stock Option Agreement were accelerated, so that all options under the agreement became vested as of July 2023.

Stock Option Agreement between the Company and Steve Fambro

Pursuant to a Stock Option Agreement between the Company and Steve Fambro dated August 10, 2021, on July 28, 2021, the Company granted Steve Fambro, Co-Chief Executive Officer and Director of the Company, a stock option to purchase 180,000 shares of the Company’s Class B common stock at an exercise price of $11.40 per share. The option vests in four equal annual installments of 45,000 shares each, beginning on July 28, 2022, and fully vesting on July 28, 2025, subject to Mr. Fambro’s continued service with the Company. The option has a ten-year term and is subject to early termination upon certain events, including termination of service, death, or disability. In the event of Mr. Fambro’s death or total and permanent disability, all unvested shares will vest immediately, and the option will remain exercisable for the shorter of one year or the original expiration date. The option was granted pursuant to the Company’s 2021 Stock Option and Incentive Plan. See Exhibit 10.5 to the registration statement of which this prospectus forms a part for more information. In July 2023, the Company accelerated the vesting of all options under the Stock Option Agreement were accelerated, so that all options under the agreement became vested as of July 2023.

Equity Compensation Plans

Number of
securities
	Number of		remaining
	securities	Weighted-	available for
	to be issued	average	future issuance
	upon	exercise	under equity
	exercise of	price of	compensation
	outstanding	outstanding	plans (excluding
	options,	options,	securities
	warrants	warrants	reflected in
Plan category	and rights (1)	and rights	column (2)
Equity compensation plans approved by security holders	3,803,417	$19.17	2,529,916
Equity compensation plans not approved by security holders	-	$-	-
Total	3,803,417	$19.17	2,529,916

(1)	Represents options issued under the Company’s 2021 Stock Option and Incentive Plan to purchase shares of Class B common stock of the Company as of December 31, 2024.

(2)	Represents the amount of shares of Class B common stock available for issuance under the Company’s 2021 Stock Option and Incentive Plan as of December 31, 2024, under which the Company may grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits.

Director Compensation

For the year ended December 31, 2024, we had one non-employee director. Our non-employee director served until May 1, 2024. He did not receive compensation for the year ended December 31, 2024.

Non-Employee Director Compensation

Our non-employee directors are expected to receive compensation for their services through equity-based awards, which may include stock options, restricted stock, or restricted stock units (RSUs). We believe that providing equity-based compensation aligns the interests of our non-employee directors with those of our stockholders and encourages their long-term commitment to the Company’s success.

Types of Awards:

-	We intend to grant non-employee directors awards of stock options, restricted stock, or RSUs, or a combination thereof, as determined by the Board of Directors or its Compensation Committee.

-	Stock options will provide directors with the right to purchase shares of our common stock at a specified exercise price.

-	Restricted stock awards will represent shares of common stock that are subject to certain vesting conditions.

-	RSUs will represent the right to receive shares of common stock upon the satisfaction of specified vesting conditions.

Vesting and Terms:

-	The vesting schedules and other terms of these equity-based awards will be determined by the Board of Directors or its Compensation Committee at the time of grant.

-	It is anticipated that vesting schedules will be structured to promote the long term interest of the company.

Purpose:

-	The purpose of providing equity-based compensation is to attract and retain highly qualified non-employee directors, to incentivize their contributions to the Company, and to align their interests with those of our stockholders.

Future Determinations:

-	The specific number of shares subject to these awards, the exercise price of stock options, and the vesting schedules, will be determined at the discretion of the Board of Directors or its Compensation Committee, and will be disclosed in future filings as required.

Limitations on Liability and Indemnification Matters

Our Amended Charter contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

Our Amended Charter requires us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our Amended Charter and Bylaws are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Amended Charter and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the described below, since January 1, 2022, there have been no transactions nor are any proposed in which:

●	we have been or are to be a participant;

●	the amount involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Patricia Fambro, the wife of Steve Fambro, our Co-Chief Executive Officer and a member of our board of directors, is employed by the Company as Director of Electrical Engineering. The Company has established compensation for Ms. Fambro that it believes is commensurate with her professional role, qualifications, experience, and the levels of compensation for employees in similar positions within the Company.

For the period from January 1, 2022, through May 31, 2025, Ms. Fambro’s compensation included base salary, standard employee benefits consistent with those provided to other employees at her level, and equity awards granted under the Company’s equity incentive plan. During this period, her annual base salary was set at levels considered appropriate for her evolving role and responsibilities; for instance, her annual base salaries for fiscal years 2022 and 2023 were less than $200,000. Her current annual base salary is $200,000. The aggregate value of compensation, including salary, benefits, and the grant date fair value of equity awards, paid or awarded to Ms. Fambro exceeded $120,000 in each of the fiscal years 2022, 2023, and 2024, thereby constituting related party transactions requiring disclosure.

Ms. Fambro remains eligible to receive, from time to time, equity awards under our existing equity incentive plan, or any other equity incentive plan we may adopt in the future. The terms and conditions of such awards, if any, will be determined by our board of directors or compensation committee in its discretion.

Indemnification

Our Amended Charter and our Bylaws, require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these arrangements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted written policies for the review and approval of transactions with related persons in order to comply with applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. Such policies consist of a director conflicts and investment policy, administered by our audit and compliance committee, and our employee conflicts and investment policy, administered internally.

Our written related party transactions policy requires that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.

Prior to our listing on Nasdaq, we had no formal, written policy or procedure for the review and approval of related party transactions.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of October 16, 2025, by:

●	each of our named executive officers;

●	each of our directors;

●	all of our directors and executive officers as a group;

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

We have based percentage of beneficial ownership for the following table on 17,358,117 shares of Class A common stock and 10,014,801 shares of Class B common stock as of October 16, 2025. In addition, in accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities issuable within 60 days of October, 2025. As such, shares of our Class A common stock which are convertible into Class B common stock as well as shares Class B common stock issuable pursuant to options and warrants that may be exercised or settled within 60 days of October 16, 2025 are deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by the person holding such securities but are not deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by any other person.

Each share of our Class A common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Our Class B common stock are not entitled to vote.

Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o Aptera Motors Corp., 5818 El Camino Real, Carlsbad, CA 92008.

	Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement
	Class A Common (Voting) (1)		Class B Common					Percent of Total	Shares of Class B Common
	Number	% of Class	Number Outstanding	Number Acquirable		% of Class (6)	% of Class (7)	Voting Power % +	Stock Registered (2)
Named Executive Officers and Directors
Chris Anthony	5,000,000	28.80%	1,554	5,180,000	(1)(2)	16.29%	34.10%	28.80%	5,181,554
Steve Fambro	5,000,000	28.80%	1,526	5,180,000	(1)(2)(3)	16.29%	34.10%	28.80%	5,181,526
Thomas DaPolito	-	-	-	28,274	(4)	0.09%	0.28%	-%	28,274
Todd Butz	-	-	-	15,761	(5)	0.05%	0.16%	-%	15,761
Tony Kirton	-	-	-	13,612	(5)	0.04%	0.14%	-%	13,612
All executive officers and directors as a group	10,000,000	57.61%	3,080	10,417,647	(1)(2)(3)(4)(5)	32.77%	51.00%	57.61%	10,420,727
Other 5% Stockholders							-		-
Michael Johnson Properties, Ltd. (8)	5,083,250	29.28%	1,526	5,083,250	(1)	15.99%	33.68%	29.28%	5,084,776
Patrick H. Quilter Trust (9)	1,908,000	10.99%	-	1,908,000	(1)	6.00%	16.00%	10.99%	1,908,000

+ Each share of our Class A common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Our Class B common stock are not entitled to vote. See “Description of Capital Stock - Common Stock - Voting Rights”.

(1) Includes shares convertible from Class A common stock. The Class A common stock is convertible at any time by the holder into shares of Class B common stock on a share-for-share basis, such that each holder of Class A common stock beneficially owns an equivalent number of shares of Class B common stock.

(2) Includes shares available from the conversion of Class A common stock and options vested as of October 16, 2025.

(3) Does not include 59,667 shares underlying options to purchase Class B common stock held by Mr. Fambro’s spouse.

(4) Includes shares underlying options to purchase Class B common stock that are exercisable at any time until their expiration date.

(5) Includes shares underlying restricted stock units that are exercisable at any time until their expiration date.

(6) Percentage is based on the number of shares of Class B Stock outstanding on a fully-diluted basis, including through the exercise of warrants and options and the conversion of Class A common stock.

(7) As described above, this calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(8) Michael Johnson is the sole owner of Michael Johnson Properties, Ltd., and may be deemed have voting and dispositive power over the shares held by this entity.

(9) Patrick Quilter is the trustee of the Patrick H. Quilter Trust, and may be deemed to have voting and dispositive power over the shares held by this trust.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale from time to time by New Circle of any or all of the shares of Class B common stock that may be issued by us to New Circle under the Purchase Agreement. For additional information regarding the issuance to New Circle of Class B common stock covered by this prospectus, see the section entitled “The New Circle Transaction” above. We are registering the shares of Class B common stock pursuant to the provisions of the Registration Rights Agreement we entered into with New Circle on October 13, 2025, in order to permit New Circle to offer the shares for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, New Circle has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholder and the shares of Class B common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder and reflects holdings as of October 16, 2025. The number of shares in the column “Maximum Number of Shares of Class B Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Class B common stock that the Selling Stockholder may offer for resale under this prospectus. The Selling Stockholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class B common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Class B common stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of Class B common stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 31,799,237 shares of our Class B common stock outstanding on October 16, 2025. Because the purchase price of the shares of Class B common stock issuable under the Purchase Agreement is determined on the applicable Purchase Date with respect to a purchase, the number of shares that may actually be sold by us under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Stockholder pursuant to this prospectus.

	Number of Shares of Class B Common Stock Owned Prior to Offering		Maximum Number of Shares of Class B Common Stock to be Offered Pursuant to this	Number of Shares of Class B Common Stock Owned After Offering
Names and Addresses	Number (1)	Percent	Prospectus	Number (2)	Percent
New Circle Principal Investments LLC	0	*	6,000,000	0	*

* less than 1%

(1)

In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that New Circle may be required to purchase under the Purchase Agreement because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of New Circle’s control, including with respect to the Purchase Agreement the registration statement that includes this prospectus becoming and remaining effective. Furthermore, purchases of shares of our Class B common stock are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. The Purchase Agreement prohibits us from issuing and selling any shares of our Class B common stock to New Circle to the extent such shares, when aggregated with all other shares of our Class B common stock then beneficially owned by New Circle and its affiliates, would cause New Circle’s beneficial ownership of our Class B common stock to exceed the 4.99% Beneficial Ownership Limitation. The Purchase Agreement also prohibit us from issuing or selling shares of our Class B common stock under the Purchase Agreement and the transactions contemplated thereby, in excess of the 19.99% Exchange Cap, unless we obtain stockholder approval to do so. Neither the Beneficial Ownership Limitation nor the Exchange Cap (to the extent applicable under the Nasdaq listing rules) may be amended or waived under the Purchase Agreement.

(2)

Assumes the sale of all shares being offered pursuant to this prospectus. Depending on the price per share at which we sell our Class B common stock to New Circle pursuant to the Purchase Agreement, we may need to sell to New Circle under the Purchase Agreement more shares of our Class B common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $75 million Total Commitment available to us under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by New Circle is dependent upon the number of shares we sell to New Circle under the Purchase Agreement.

(3)

New Circle is a wholly owned subsidiary of New Circle Capital LLC, the sole member of New Circle. Osman Ahmed and Walter Arnold are the Managing Members of New Circle Capital LLC. All investment decisions for New Circle Capital LLC are made by Messrs. Ahmed and Arnold. As such, each of New Circle, New Circle Capital LLC, and Messrs. Ahmed and Arnold may be deemed to have beneficial ownership of the securities directly held by New Circle. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein. The address of each of New Circle and New Circle Capital LLC is 60 West 23rd Street, #630, New York, NY 10010.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera’s Amended and Restated Certificate of Incorporation (the “Amended Charter”) and does not purport to be complete and is qualified in its entirety by the Amended Charter and the Amended and Restated Bylaws (the “Bylaws), which have been filed as Exhibits to this Registration Statement. For a complete description Aptera’s capital stock, you should refer to our Amended Charter and our Bylaws and applicable provisions of the Delaware General Corporation Law. The descriptions of our capital stock reflect changes that will be in effect prior to the effectiveness of the registration statement of which this prospectus forms a part.

General

As of October 16, 2025, the authorized capital stock of the Company consists of 305,000,000 shares of common stock, par value $0.0001 per share, 190,000,000 of which shares are designated as “Class A common stock” and 115,000,000 of which shares are designated as “Class B common stock”.

As of October 16, 2025 the Company has the following outstanding securities:

●	17,358,117 shares of Class A Common Stock

●	10,014,801 shares of Class B Common Stock

In addition, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each series.

Our Class A common stock has voting rights and our Class B common stock does not have voting rights under our Amended Charter. See “Common Stock – Voting Rights” and “Preferred Stock – Voting Rights” below for further details.

Common Stock

Class B common stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A common stock; except that our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law, for instance, if we were to:

●	change the par value of the common stock; or

●	amend our Amended Charter to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B common stock.

Generally, for changes in par value, it would require the majority approval of all holders of our common stock to approve such change.

In addition, Delaware law would permit holders of Class B common stock to vote separately, as a single class, if an amendment to our Amended Charter would adversely affect them by altering the powers, preferences, or special rights of the Class B common stock, but not the Class A common stock. As a result, in these limited instances, the holders of a majority of the Class B common stock could defeat any amendment to our Amended Charter. For example, if a proposed amendment of our Amended Charter provided for the Class B common stock to rank junior to the Class A common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B common stock, with each share of Class B common stock entitled to one vote per share. In this instance, the holders of a majority of Class B common stock could defeat that amendment to our Amended Charter.

Further, upon and following the “Final Conversion Date” —defined as the date that no shares of Class A common stock remain outstanding—holders of Class B common stock will be entitled to one vote per share.

Our Amended Charter provides that the number of authorized shares of common stock or any class of common stock, including our Class B common stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A common stock. As a result, the holders of a majority of the outstanding Class A common stock can approve an increase or decrease in the number of authorized shares of Class B common stock without a separate vote of the holders of Class B common stock. This could allow us to increase and issue additional shares of Class B common stock beyond what is currently authorized in our Amended Charter without the consent of the holders of our Class B common stock.

Each holder of shares of Class A common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A common stock shall be entitled to elect, remove and replace all directors of the Company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, The holders of the Class A common stock and the Class B common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, In the event of the Company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock, treated as a single class.

Conversion Rights

Each share of Class A common stock is convertible at any time at the option of the holder into one share of Class B common stock.

On any transfer of shares of Class A common stock, whether or not for value, each such transferred share will automatically convert into one share of Class B common stock, except for certain transfers described in our Amended Charter, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

8,486,999 shares of the Company’s Class A common stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the Company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B common stock.

Preferred Stock

Pursuant to the Amended Charter, our board of directors will have the authority, without further action by our stockholders, to designate and issue shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

●	diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;

●	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

●	delaying, deterring, or preventing a change-in-control or other corporate takeover.

All Classes of Stock

Voting Rights

Our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B common stock to vote, with one vote per share, on a matter if we were to:

●	change the par value of the common stock; or

●	amend our Amended Charter to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B common stock.

In addition, Delaware law would permit holders of Class B common stock to vote separately, as a single class, if an amendment to our Amended Charter would adversely affect them by altering the powers, preferences, or special rights of the Class B common stock, but not the Class A common stock. As a result, in these limited instances, the holders of a majority of the Class B common stock could defeat any amendment to our Amended Charter. For example, if a proposed amendment of our Amended Charter provided for the Class B common stock to rank junior to the Class A common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B common stock, with each share of Class B common stock entitled to one vote per share. In this instance, the holders of a majority of Class B common stock could defeat that amendment to our Amended Charter.

Further, upon and following the “Final Conversion Date” —defined as the date that no shares of Class A common stock remain outstanding—holders of Class B common stock will be entitled to one vote per share.

Our Amended Charter provides that the number of authorized shares of common stock or any class of common stock, including our Class B common stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A common stock. As a result, the holders of a majority of the outstanding Class A common stock can approve an increase or decrease in the number of authorized shares of Class B common stock without a separate vote of the holders of Class B common stock. This could allow us to increase and issue additional shares of Class B common stock beyond what is currently authorized in our Amended Charter without the consent of the holders of our Class B common stock.

Each holder of shares of Class A common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A common stock shall be entitled to elect, remove and replace all directors of the Company.

Dividend Rights

The holders of the Class A common stock and the Class B common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock, treated as a single class.

Conversion Rights

Each share of Class A common stock is convertible at any time at the option of the holder into one share of Class B common stock.

On any transfer of shares of Class A common stock, whether or not for value, each such transferred share will automatically convert into one share of Class B common stock, except for certain transfers described in our Amended Charter, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

8,464,999 of the Company’s Class A common stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the Company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B common stock.

Public Benefit Corporation Status

We are a public benefit corporation under subchapter XV of the Delaware General Corporation Law.

As a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our Amended Charter. We are also required to assess our benefit performance internally and to disclose to stockholders at least biennially a report that details our promotion of the public benefits identified in our Amended Charter and of the best interests of those materially affected by our conduct. We expect that our board of directors will measure our benefit performance against the objectives and standards proposed by the Company and approved by the board of directors. When determining the objectives and standards by which our board of directors will measure our public benefit performance, our board of directors will consider, among other factors, whether the objectives and standards are (i) comprehensive in that they assess the positive impact of our business on the communities in which we operate, and society and the environment, taken as a whole, (ii) credible in that they are comparable to the objectives and standards created by independent third parties that evaluate the corporate ethics, sustainability and governance practices of other public benefit corporations, and (iii) transparent in that the criteria considered for measuring such objectives and standards be made publicly available, including disclosing the process by which revisions to the objectives and standards are made and whether such objectives and standards present real or potential conflicts of interests.

Under the Delaware General Corporation Law, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon our listing, the lesser of such percentage or shares of at least $2 million in market value.

Exclusive Forum Provision of our Certificate of Incorporation

Our Amended Charter contains exclusive forum provisions that designate specific courts as the exclusive forums for certain legal actions. These provisions are intended to reduce the risk of costly and duplicative litigation, but may limit a stockholder’s ability to bring claims in a judicial forum of their choosing.

Specifically, our Amended Charter provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of fiduciary duty;

●	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (DGCL), our Amended Charter, or our Bylaws; and

●	any action asserting a claim governed by the internal affairs doctrine.

In addition, our Amended Charter contains a federal forum provision that provides that the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act to the fullest extent permitted by law.

These exclusive forum provisions do not apply to claims under the Exchange Act which is subject to exclusive federal jurisdiction under Section 27 of the Exchange Act

Any person or entity purchasing or otherwise acquiring or holding any interest in our securities will be deemed to have notice of, and consented to, these exclusive forum provisions, including the federal forum provision.

These provisions may limit our stockholders’ ability to bring a claim in a forum they find favorable and may discourage lawsuits against us or our directors, officers, or employees. If a court were to find any of these provisions to be inapplicable or unenforceable in a particular case, we could incur additional costs associated with resolving the dispute in alternative jurisdictions, which could adversely affect our business, financial condition, and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or distributions of substantial amounts of our Class B common stock, or the perception that such sales could occur, could adversely affect the public price of our Class B common stock and may make it more difficult for you to sell your Class B common stock at a time and price that you deem appropriate. We will have no input if and when any registered stockholder may, or may not, elect to sell its shares of Class B common stock or the prices at which any such sales may occur. In the case of shares underlying outstanding options or warrants, we may facilitate the issuance and delivery of such shares to registered holders upon exercise of those securities in accordance with the terms of the applicable option or warrant agreements. While we may assist in the administrative processing of these exercises and issuance of shares, including working with transfer agents and brokerage firms to ensure timely settlement, we do not direct or influence when or whether any such registered stockholder chooses to exercise their options or warrants or sell the resulting shares, nor do we set or influence the sale prices. Future sales of our Class B common stock, including shares issued upon the exercise of outstanding stock options, or the availability of such shares for sale, could adversely affect market prices prevailing from time to time.

As of October 16, 2025, we have 17,358,117 shares of our Class A common stock and 10,014,801 shares of our Class B common stock

Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Specifically, any outstanding shares of our Class A common stock are only registered hereunder if they are subsequently converted into Class B common stock.

Restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act. Rules 144, 701 and the resale rules under Regulation Crowdfunding are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our Class B common stock may be sold, either by the registered holders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of Class B common stock for a period of at least one year will be able to sell their shares of Class B common stock under Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period a number of shares of Class B common stock that does not exceed the greater of:

●	1% of the number of shares of our Class B common stock then outstanding; or

●	the average weekly trading volume of our Class B common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Regulation Crowdfunding

Shares of our capital stock sold under an offering pursuant to Regulation Crowdfunding are generally able to be resold freely after a one-year holding period, unless the resale falls under an exemption. However, during this initial one-year restricted period, resales are limited to accredited investors, the Company itself, or as part of certain exempt transactions. Additionally, affiliates of our Company remain subject to limitations on resales, including restrictions on the volume of shares they may sell and the requirement that they do not engage in general solicitation.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to outstanding stock options and the shares of our Class B common stock reserved for issuance under our equity incentive plan. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

Our Class B common stock is listed on The Nasdaq Capital Market since October 16, 2025. Prior to our initial listing on Nasdaq, no public market existed for our Class B common stock. However, our Class B common stock has a history of private trading in private transactions. The table below shows the high and low sales prices for our Class B common stock in private transactions by our stockholders, for the indicated periods, as well as the volume weighted average price per share, based on information available to us. This information may have little or no relation to broader market demand for our Class B common stock and thus the public price of our Class B common stock on Nasdaq. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the public price of our Class B common stock on Nasdaq. See the section titled “Risk Factors—Risks Related to Ownership of Our Class B Common Stock.”

	Per Share Sale Price		Number of Shares Sold in	Volume Weighted-Average Price	Number of Shares Outstanding
	Low	High	the Period	(VWAP)	(Period End)

Annual
Year ended December 31, 2023	$31.50	$31.50	1,076,716	$31.50	4,100,349
Year ended December 31, 2024	$11.40	$44.40	744,329	$31.94	4,877,990
Quarterly
Year ended December 31, 2023
First Quarter	$31.50	$31.50	403,019	$31.50	3,357,312
Second Quarter	$31.50	$31.50	338,145	$31.50	3,763,796
Third Quarter	$31.50	$31.50	98,045	$31.50	3,861,841
Fourth Quarter	$31.50	$31.50	237,506	$31.50	4,100,349
Year ended December 31, 2024
First Quarter	$31.50	$31.50	250,741	$31.50	4,347,824
Second Quarter	$29.19	$31.50	173,733	$29.70	4,526,569
Third Quarter	$28.77	$31.50	299,021	$30.58	4,825,589
Fourth Quarter	$11.40	$44.40	20,835	$34.55	4,877,990
Year ended December 31, 2025
First Quarter	$28.62	$44.40	30,990	$34.07	4,908,980
Second Quarter	$31.50	$44.40	155,261	$40.85	5,064,588

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS B COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition by Non-U.S. Holders (as defined below) of our Class B common stock. This discussion does not describe all of the tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of our Class B common stock. In addition, this discussion does not discuss the potential application of the alternative minimum tax or the Medicare contribution tax and does not deal with state or local taxes, U.S. federal gift or estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to holders of our Class B common stock in light of their particular circumstances.

Special rules different from those described below may apply to certain holders that are subject to special treatment under the Code, such as:

●	insurance companies, banks, and other financial institutions;

●	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

●	foreign governments and international organizations;

●	broker-dealers and traders in securities;

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

●	persons that own, or are deemed to own, more than five percent of our capital stock;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons that hold our Class B common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

●	persons who do not hold our Class B common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

●	persons who hold or receive our Class B common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

●	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

If an entity treated as partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, rulings, and judicial decisions as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS B COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS B COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class B common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our Class B common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class B common stock.

Distributions on Our Class B Common Stock

As described in the section entitled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we do make distributions on our Class B common stock, however, such distributions made to a Non-U.S. Holder of our Class B common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class B common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class B common stock as described below under “—Gain on Disposition of Our Class B Common Stock.”

Any distribution on our Class B common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, certifying the Non-U.S. Holder’s entitlement to the lower rate under that treaty. Such form must be provided prior to the payment of the applicable dividend and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We (or an applicable withholding agent) are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Class B Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class B common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in our Class B common stock.

Non-U.S. Holders recognizing gain described in (1) above will be required to pay tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though such holder is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our real property interests and assets used in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class B common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class B common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our Class B common stock is regularly traded on an established securities market for purposes of the relevant tax rules. There can be no assurance that our Class B common stock will qualify as regularly traded on an established securities market.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class B common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership or disposition of our Class B common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our Class B common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or other taxable disposition of our Class B common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-United States person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class B common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends with respect to our Class B common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides the appropriate documentation (such as an IRS Form W-8BEN-E). If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under proposed U.S. Treasury Regulations, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Withholding agents may, but are not required to, rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class B common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CLASS B COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

PLAN OF DISTRIBUTION

We are registering the resale of up to 6,000,000 shares of Class B common stock by New Circle. New Circle will pay all sales and brokerage commissions and similar expenses in connection with the offer and resale of the Class B common stock by New Circle pursuant to this prospectus. We will pay the expenses (except sales and brokerage commissions and similar expenses) incurred in registering under the Securities Act the offer and resale of the shares included in this prospectus by New Circle, including legal and accounting fees. Amounts are in thousands except share amounts and per share data below.

The shares of Common Stock covered by this prospectus may be offered and sold from time to time by the Selling Stockholder. The Selling Stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Selling Stockholder may sell their shares of Common Stock by one or more of, or a combination of, the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the ordinary shares;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the Class B common stock may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Class B common stock may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

New Circle is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

New Circle has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our Class B common stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer may be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act. New Circle has informed us that each such broker-dealer will receive commissions from New Circle that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Class B common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Class B common stock sold by the Selling Stockholder may be less than or in excess of customary commissions. Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Class B common stock sold by the Selling Stockholder.

We know of no existing arrangements between the Selling Stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class B common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Stockholder, any compensation paid by the Selling Stockholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and resale of the shares of our Class B common stock covered by this prospectus by New Circle. As consideration for its irrevocable commitment to purchase our Common Stock under the Purchase Agreement, we intend to issue to New Circle $375,000 of shares of our Class B common stock as Commitment Shares. We also paid New Circle a structuring fee of $25,000 and reimbursed New Circle for the fees and disbursements of its counsel incurred in connection with the Purchase Agreement in the amount of $25,000.

We also have agreed to indemnify New Circle and certain other persons against certain liabilities in connection with the offering of shares of our Class B common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. New Circle has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by New Circle specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $100,000.

New Circle has agreed that during the term of the Purchase Agreement, neither New Circle, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Class B common stock or any hedging transaction, which establishes a net short position with respect to our Class B common stock; provided, however, that New Circle may sell a number of shares of the Company’s Class B common stock equal to the number of shares that it is unconditionally obligated to purchase under a pending purchase notice, but has not yet received from the Company. We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Class B common stock offered by this prospectus have been sold by the Selling Stockholder.

LEGAL MATTERS

The validity of the shares of Class B common stock offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report of dbbmckennon, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class B common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class B common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.aptera.us. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Class B common stock.

APTERA MOTORS CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

F-1

F-2

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$13,070	$13,160
Grant funds receivable	1,599	855
Prepaids and other	423	375
Total current assets	15,092	14,390
Deposits and other long-term assets	1,050	1,550
Property and equipment, net	16,645	16,885
Operating lease assets, net	1,676	2,104
Total assets	$34,463	$34,929

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$474	$277
Accrued liabilities	1,071	1,159
Unearned reservation fees	4,095	4,086
Current portion of lease liabilities	1,092	1,030
Total current liabilities	6,732	6,552
Right of use liabilities - operating lease	903	1,468
Other long-term liabilities	15	15
Total liabilities	7,650	8,035

Commitments and contingencies (Note 4)

Stockholders’ Equity:
Preferred stock, $0.0001 par value, 31,304,495 authorized; 3,721,394 shares issued and outstanding (Note 6)	-	-
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 18,486,999 and 18,486,999 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2	2
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 5,064,588 and 4,877,990 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	327,172	304,584
Subscription receivables	(12)	(281)
Accumulated deficit	(300,350)	(277,412)
Total stockholders’ equity	26,813	26,894
Total liabilities and stockholders’ equity	$34,463	$34,929

See accompanying notes.

F-3

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	$-	$-	$-	$-

Operating Expenses:
General, selling, and administrative	8,032	3,536	15,981	12,276
Research and development	5,872	2,610	9,086	6,488
Total operating expenses	13,904	6,146	25,067	18,764

Operating loss	(13,904)	(6,146)	(25,067)	(18,764)
Other income	1,833	573	2,129	942
Net Loss	(12,071)	(5,573)	(22,938)	(17,822)

Weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.52)	$(0.24)	$(0.98)	$(0.78)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	23,412,769	22,784,138	23,422,208	22,806,874

See accompanying notes.

F-4

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

(in thousands, except share and per share data)

(Unaudited)

			Class A Common		Class B Common		Additional	Common Stock to be Issued		Total
	Preferred Stock		Stock		Stock		Paid-In	(Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable)	Deficit	Equity
As of April 1, 2024	3,721,394	$—	18,486,999	$2	4,352,227	$1	$282,776	$(522)	$(254,754)	$27,503
Sale of common stock	—	—	—	—	173,733	—	5,238	1,072	—	6,310
Stock issuance costs	—	—	—	—	—	—	(358)	—	—	(358)
Shares issued for services	—	—	—	—	609	—	19	—	—	19
Stock based compensation	—	—	—	—	—	—	1,233	—	—	1,233
Net loss	—	—	—	—	—	—	—	—	(5,573)	(5,573)
As of June 30, 2024	3,721,394	$—	18,486,999	$2	4,526,569	$1	$288,908	$550	$(260,327)	$29,134

As of April 1, 2025	3,721,394	$—	18,486,999	$2	4,908,980	$1	$311,616	$(88)	$(288,279)	$23,252
Sale of common stock	—	—	—	—	155,261	—	6,342	76	—	6,418
Stock issuance costs	—	—	—	—	—	—	(496)	—	—	(496)
Shares and warrants issued for services	—	—	—	—	347	—	2,507	—	—	2,507
Stock based compensation	—	—	—	—	—	—	7,203	—	—	7,203
Net loss	—	—	—	—	—	—	—	—	(12,071)	(12,071)
As of June 30, 2025	3,721,394	$—	18,486,999	$2	5,064,588	$1	$327,172	$(12)	$(300,350)	$26,813

See accompanying notes.

F-5

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(in thousands, except share and per share data)

(Unaudited)

			Class A Common		Class B Common		Additional	Common Stock to be Issued		Total
	Preferred Stock		Stock		Stock		Paid-In	(Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable)	Deficit	Equity
As of January 1, 2024	3,721,394	$—	18,486,999	$2	4,100,349	$1	$268,001	$(814)	$(242,505)	$24,685
Sale of common stock	—	—	—	—	424,474	—	13,139	1,364	—	14,503
Stock issuance costs	—	—	—	—	—	—	(916)	—	—	(916)
Shares issued for services	—	—	—	—	1,746	—	55	—	—	55
Stock based compensation	—	—	—	—	—	—	8,629	—	—	8,629
Net loss	—	—	—	—	—	—	—	—	(17,822)	(17,822)
As of June 30, 2024	3,721,394	$—	18,486,999	$2	4,526,569	$1	$288,908	$550	$(260,327)	$29,134

As of January 1, 2025	3,721,394	$—	18,486,999	$2	4,877,990	$1	$304,584	$(281)	$(277,412)	$26,894
Sale of common stock	—	—	—	—	186,251	—	7,398	269	—	7,667
Stock issuance costs	—	—	—	—	—	—	(596)	—	—	(596)
Shares and warrants issued for services	—	—	—	—	347	—	7,428	—	—	7,428
Stock based compensation	—	—	—	—	—	—	8,358	—	—	8,358
Net loss	—	—	—	—	—	—	—	—	(22,938)	(22,938)
As of June 30, 2025	3,721,394	$—	18,486,999	$2	5,064,588	$1	$327,172	$(12)	$(300,350)	$26,813

See accompanying notes.

F-6

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended
	June 30, 2025	June 30, 2024
Cash Flows from Operating Activities
Net loss	$(22,938)	$(17,822)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	270	245
Stock based compensation	15,786	8,684
Changes in operating assets and liabilities:
Grant funds receivable	(744)	(10)
Prepaids and other	452	(102)
Deposits and other long-term assets	-	743
Accounts payable	197	(1,318)
Accrued expenses	(88)	284
Unearned reservation fees	9	164
Operating lease assets and liability, net	(75)	(58)
Net cash used in operating activities	(7,131)	(9,190)
Cash Flows from Investing Activities
Purchase of property and equipment	(30)	(3,258)
Net cash used in investing activities	(30)	(3,258)
Cash Flows from Financing Activities
Proceeds from sale of common stock	7,667	14,503
Common stock issuance costs	(596)	(916)
Net cash provided by financing activities	7,071	13,587

Increase in cash and cash equivalents	(90)	1,139
Cash and cash equivalents, beginning of period	13,160	16,967
Cash and cash equivalents, end of period	$13,070	$18,106

Supplemental disclosures of cash flow information:
Cash paid for interest	$3	$1
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Subscriptions’ receivable	$12	$(550)

See accompanying notes.

F-7

APTERA MOTORS CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, we are affected by uncertain regulatory conditions, fluctuations in demand, and inflation in production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company’s ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings’ success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company’s ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company’s liquidity position, there is no guarantee that they will be sufficient to fully address the Company’s financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

F-8

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted as permitted by such rules and regulations; however, the Company believes the disclosures are adequate to make the information presented not misleading.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024. Interim results are not necessarily indicative of the results for a full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reverse Stock Split

The accompanying condensed consolidated financial statements and related notes have been retroactively restated to reflect a 1-for-3 reverse stock split of the Company’s common stock effected on August 5, 2025. See Note 8 Subsequent Events for further discussion.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the balance sheet dates.

F-9

The following are the classes of assets and liabilities measured at fair value:

	As of June 30, 2025
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$6,918	$-	$-	$6,918
Total	$6,918	$-	$-	$6,918

	As of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$8,770	$-	$-	$8,770
Total	$8,770	$-	$-	$8,770

As of June 30, 2025 and December 31, 2024, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2025 and December 31, 2024, cash and cash equivalents contained $4.1 million of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

F-10

For the six months ended June 30, 2025 and 2024, we recorded no impairment charges on long-lived assets.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2025 and December 31, 2024, we had approximately $1.0 million and $9.0 million in open purchase orders, respectively.

Revenue Recognition

As of June 30, 2025, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

F-11

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

F-12

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company’s 2021 Stock Option and Incentive Plan.

As of June 30, 2025 and 2024, potentially dilutive securities outstanding were as follows:

	June 30, 2025	June 30, 2024
Preferred stock	3,721,394	3,721,394
Stock options	4,404,688	3,741,124
Warrants	868,167	-
Potentially dilutive securities	8,994,249	7,462,518

For the three and six months ended June 30, 2025 and 2024, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Three Months Ended June 30,				Six Months Ended June 30,
	2025		2024		2025		2024
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Numerator
Allocation of losses	$(9,531)	$(2,540)	$(4,522)	$(1,051)	$(18,105)	$(4,833)	$(14,446)	$(3,376)
Denominator
Weighted average shares outstanding	18,486,999	4,925,770	18,486,999	4,297,139	18,486,999	4,935,209	18,486,999	4,319,875
Basic net loss per share	(0.52)	(0.52)	(0.24)	(0.24)	(0.98)	(0.98)	(0.78)	(0.78)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-13

NOTE 3 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We were originally required to complete the CEC project and use all funding by March 31, 2026, however, in May of 2025 the end date on the agreement was extended to March 31, 2027. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through June 30, 2025, the Company submitted reimbursement requests totalling $4.1 million under this grant, of which $0.4 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

In 2022 we paid $1.0 million of the fixed license fee and issued 144,927 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In August 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp. in U.S. District Court for the Southern District of California, which was amended in February 2025. In June 2025, the Court dismissed a subset of claims and Zaptera filed a Second Amended Complaint on June 26, 2025. The Second Amended Complaint asserts the following claims against Aptera Motors Corp. and a group of individuals associated with Aptera Motors Corp.: design patent infringement; misappropriation of trade secrets; and declaratory judgment of patent ownership. Zaptera also asserts breach of contract against individuals associated with Aptera Motors Corp., but not the company itself. Aptera Motors Corp. and the individual defendants have moved to dismiss the claims for trade secret misappropriation and all claims against the individual defendants.

Zaptera seeks various remedies, including damages and injunctive relief. Aptera Motors Corp. intends to vigorously defend this litigation, believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

F-14

NOTE 5 – LEASES

As of June 30, 2025, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease, $1.5 million of which has been returned to the Company as of June 30, 2025. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of June 30, 2025	As of December 31, 2024
Operating lease assets, net	$1,676	$2,104

Current portion of lease liabilities	1,092	1,030
Long-term lease liabilities	903	1,468
	$1,995	$2,498

We recorded $0.5 million as operating lease expense for the six months ended June 30, 2025 and 2024, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of June 30, 2025	As of December 31, 2024
Supplemental lease information
Weighted average remaining lease term (in years)	1.75	2.25
Weighted average discount rate	8.30%	8.30%

	As of June 30, 2025	As of December 31, 2024
Cash payments included in the measurement of lease liabilities:
Operating cash flows from operating leases	$594	$1,139

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2025, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

F-15

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock are converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of June 30, 2025 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$27.6000	217,391	25,693	$709
Series B-1-B Preferred Stock	0.6555	379,774	126,591	83
Series B-1-C Preferred Stock	0.7281	4,234,991	1,411,664	1,028
Series B-1-D Preferred Stock	1.1553	772,597	257,532	298
Series B-1-E Preferred Stock	1.2837	4,618,667	1,539,556	1,976
Series B-1-F Preferred Stock	1.4565	1,071,984	357,328	520
Series B-1-G Preferred Stock	26.4000	9,091	3,030	80
Preferred Stock		20,000,000	-	-
Total Series B Preferred Stock as of June 30, 2025		31,304,495	3,721,394	$4,694

In July 2025, subsequent to the balance sheet date, the holders of the Series B-1 Preferred Stock voted to amend the security’s automatic conversion provisions. See Note 8, Subsequent Events, for a detailed description of the amended terms.

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stockholders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the three months ended June 30, 2025 and 2024, the Company issued 155,261 and 173,733 shares of Class B common stock, respectively, for total cash proceeds of $6.3 million and $5.2 million. The weighted-average issuance price was $40.85 per share in 2025 and $30.15 per share in 2024.

During the six months ended June 30, 2025 and 2024, the Company issued 186,251 and 424,474 shares of Class B common stock, respectively, for total cash proceeds of $7.4 million and $13.1 million. The weighted-average issuance price was $39.73 per share in 2025 and $30.95 per share in 2024.

F-16

As previously disclosed, the Company issued to a vendor a warrant to purchase 333,333 shares of Class B Common Stock at an exercise price of $31.50 per share. This warrant vested in full on May 15, 2025, and expires on November 15, 2034. During the six months ended June 30, 2025, 250,000 of these warrant shares vested in accordance with the service-based vesting schedule. As a result, the Company recognized stock-based compensation expense of $7.3 million, which was recorded in selling, general and administrative expenses.

During the three months ended June 30, 2025 and 2024, the Company issued 347 and 609 shares, respectively, of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand and $19 thousand, respectively, based on weighted-average issuance prices of $44.40 and $31.50 per share. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

During the six months ended June 30, 2025 and 2024, the Company issued 347 and 1,746 shares, respectively, of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand and $55 thousand, respectively, based on weighted-average issuance prices of $44.40 and $31.50 per share. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

●	Administrative and technology service providers: These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

●	Electronic investor platforms: These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of June 30, 2025, the Company had Class B common stock subscriptions receivable of $12 thousand.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 6,333,333. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 1,928,646 as of June 30, 2025.

F-17

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2024	3,803,417	$19.17	$46,903	$15.84	6.8
Granted	746,847	$31.50	$9,634	$37.83	9.5
Exercised	-	-	-	-	-
Forfeited	(27,137)	31.50	350	$25.77	-
Expired	(118,439)	15.44	5,994	$11.98	-
Outstanding and expected to vest at June 30, 2025	4,404,688	$21.20	$102,178	$19.56	6.78
Vested and exercisable at June 30, 2025	3,361,504	$19.12	$84,981	$15.87	6.51

The total fair value of stock options granted during the six months ended June 30, 2025 and 2024, respectively was $28.3 million and $0 million, respectively, which is being recognized over their respective vesting periods.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest and underlying estimated fair value of stock price.

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Weighted average risk-free interest rate	4.05%	—
Weighted average expected volatility	105.97%	—
Weighted average expected term (in years)	5.84	—
Expected dividend yield	—	—
Exercise price	$31.50	$—
Estimated fair value of stock price	$44.40

Modification of Option Grants

During the six months ended June 30, 2025 and 2024, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $0.5 million and $5.5 million for the six months ended June 30, 2025 and 2024, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

The allocation of stock-based compensation expense was as follows (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
General, selling and administrative	$5,896	$1,009	$11,167	$7,111
Research and Development	3,814	243	4,619	1,573
Total stock-based compensation	$9,710	$1,252	$15,786	$8,684

As of June 30, 2025 the total unrecognized compensation cost related to outstanding time-based options was $28.9 million, which is expected to be recognized over a weighted-average period of 1.61 years.

F-18

NOTE 8 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $44.40 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $3.0 million through this offering. On July 26, 2025 the Company closed its Regulation A+ Common Stock Offering to new investment.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $31.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $0.8 million through this offering. On July 26, 2025 the Company closed its Regulation D Common Stock Offering to new investment.

Reverse Stock Split

On August 5, 2025, the Company effected a 1-for-3 reverse stock split of its issued and outstanding Class A common stock, Class B common stock, and each series of Series B-1 preferred stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every three shares of each class or series issued and outstanding immediately prior to the effective time were automatically reclassified into one share of the same class or series. No fractional shares were issued as a result of the Reverse Stock Split; instead, any fractional shares resulting from the split were rounded up to the nearest whole share. The par value of the Company’s capital stock and the total number of authorized shares were not affected by the Reverse Stock Split. Accordingly, all share and per-share amounts for all periods presented in the accompanying condensed consolidated financial statements and related notes have been retroactively restated to reflect the reverse stock split.

Conversion of Series B-1 Preferred Stock

In July 2025, the holders of Series B-1 Preferred Stock voted to amend the automatic conversion provisions of its Series B-1 preferred stock. Each share of Series B-1 preferred stock will automatically convert into Class B common stock upon the earlier of (i) a Qualified Public Company Event, as defined in our current certificate of incorporation, or (ii) such other event or date approved by the holders of a majority of the then outstanding Series B-1 preferred stock. The certificate of amendment effecting such change was filed on August 5, 2025.

As the Company’s registration statement was declared effective by the U.S. Securities and Exchange Commission on September 30, 2025, this event constituted a Qualified Public Company Event, resulting in the automatic conversion of all outstanding shares of Preferred Stock into shares of Class B Common Stock as of that date.

Conversion of Class A to Class B

In September and October 2025, certain holders of the Company’s Class A common stock voluntarily converted an aggregate of 1,128,882 shares of Class A common stock into an equal number of shares of Class B common stock, pursuant to the terms of the Company’s certificate of incorporation. None of these conversions involved holders representing greater than 5% of the Company’s outstanding shares or otherwise resulted in any change of control.

Restricted Stock Units

In connection with the Company's Nasdaq listing on October 16, 2025, the Company became obligated to grant 143,987 restricted stock units (RSUs) to directors whose service commenced upon the listing. As of October 22, 2025, these RSUs have not yet been formally granted.

Once granted, 29,373 of the units are scheduled to vest immediately, and the remaining 114,614 units are scheduled to vest in four equal 25% annual installments, subject to continued service.

Warrants

During the year ended December 31, 2024, the Company issued warrants to service providers for 533,333 shares of Class B common stock. As stipulated in the agreement, the exercise price was to be determined based on a 5-day measurement period following the Company's listing on a national exchange. The Company listed on October 16, 2025, and accordingly, on October 22, 2025, the exercise price for these warrants was set at $5.28 per share.

Equity Line of Credit Agreement with New Circle Principal Investments LLC

On October 13, 2025, the Company entered into a Share Purchase Agreement and Registration Rights Agreement with New Circle Principal Investments LLC (“New Circle”). The agreements provide the Company with the right, but not the obligation, to sell to New Circle up to $75 million of its Class B common stock, par value $0.0001 per share, over the commitment period.

Sales of shares, if any, will be made at the Company’s discretion, subject to customary limitations, including a 4.99% ownership cap (which may be increased to 9.99% with 61 days’ notice), a 19.99% exchange cap unless stockholder approval is obtained, and the effectiveness of a registration statement covering the resale of such shares. The purchase price per share will be based on the volume-weighted average price (VWAP) of the Company’s Class B common stock during a specified pricing period, less a contractual discount.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements other than as disclosed.

F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Prior Year Financial Statements

As discussed in Note 3 to the financial statements, the 2023 financial statements have been restated to correct an error.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
San Diego, California
March 11, 2025, except for the reverse stock split as described in Notes 2 and 13, as to which date is August 5, 2025
We have served as the Company’s auditor since 2019

F-20

APTERA MOTORS CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023 (as restated)

Assets
Current assets:
Cash and cash equivalents	$13,160	$16,967
Grant funds receivable	855	345
Prepaids and other	375	415
Total current assets	14,390	17,727
Deposits and other long-term assets	1,550	2,293
Property and equipment, net	16,885	14,670
Operating lease assets, net	2,104	2,901
Total assets	$34,929	$37,591

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$277	$4,780
Accrued liabilities	1,159	835
Unearned reservation fees	4,086	3,863
Current portion of lease liabilities and other current liabilities	1,030	915
Total current liabilities	6,552	10,393
Right of use liabilities - operating lease	1,468	2,498
Other long-term liabilities	15	15
Total liabilities	8,035	12,906

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 31,304,495 authorized; 3,721,394 shares issued and outstanding (Note 9)	-	-
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 18,486,999 and 18,486,999 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2	2
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 4,877,990 and 4,100,349 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	304,584	268,001
Subscription receivables	(281)	(814)
Accumulated deficit	(277,412)	(242,505)
Total stockholders’ equity	26,894	24,685
Total liabilities and stockholders’ equity	$34,929	$37,591

See accompanying notes.

F-21

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

		Year Ended
	Year Ended	December 31, 2023
	December 31, 2024	(as restated)
Revenues	$—	$—

Operating Expenses:
General, selling, and administrative	20,090	37,476
Research and development	16,781	23,668
Total operating expenses	36,871	61,144

Operating loss	(36,871)	(61,144)
Other income	1,964	2,087
Loss from continuing operations	(34,907)	(59,057)
Loss from discontinued operations, net of tax (Note 4)	—	(235)
Net loss	$(34,907)	$(59,292)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(1.52)	$(2.68)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$—	$—
Weighted average shares outstanding of Class A and B common stock - basic and diluted	23,036,809	22,096,909

See accompanying notes.

F-22

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2022	3,721,394	$-	18,571,603	$2	2,954,291	$1	$200,168	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	1,076,716	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	69,342	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(83,696)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(908)	—	—	—	(29)	—	—	(29)
Stock based compensation (as restated)	—	—	—	—	—	—	35,123	—	—	35,123
Net loss (as restated)	—	—	—	—	—	—	—	—	(59,292)	(59,292)
December 31, 2023 (as restated)	3,721,394	$-	18,486,999	$2	4,100,349	$1	$268,001	$(814)	$(242,505)	$24,685
Sale of common stock	—	—	—	—	744,329	—	22,929	533	—	23,462
Stock issuance costs	—	—	—	—	—	—	(1,822)	—	—	(1,822)
Shares and warrants issued for services	—	—	—	—	4,793	—	2,677	—	—	2,677
Exercise of stock options					642	—	7	—	—	7
Shares issued for conversion of convertible notes and interest	—	—	—	—	27,877	—	703	—	—	703
Stock based compensation	—	—	—	—	—	—	12,089	—	—	12,089
Net loss	—	—	—	—	—	—	—	—	(34,907)	(34,907)
December 31, 2024	3,721,394	$-	18,486,999	$2	4,877,990	$1	$304,584	$(281)	$(277,412)	$26,894

See accompanying notes.

F-23

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended
	Year Ended	December 31, 2023
	December 31, 2024	(as restated)

Operating Activities From Continuing Operations
Net loss from continuing operations	$(34,907)	$(59,057)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	498	449
Amortization of debt discount on convertible notes	57	—
Gain on lease settlement	—	(431)
Asset impairment and disposal	857	1,723
Stock based compensation (as restated)	12,089	35,123
Stock-based payments for services and interest	2,705	2,899
Changes in operating assets and liabilities:
Grant funds receivable	(510)	(345)
Prepaids and other	40	311
Deposits and other long-term assets	743	450
Accounts payable	(4,503)	2,468
Accrued expenses	324	(1,952)
Unearned reservation fees	223	556
Operating lease assets and liability, net	(118)	(1,640)
Net cash used in operating activities from continuing operations	(22,502)	(19,446)
Investing Activities from Continuing Operations
Purchase of property and equipment	(3,570)	(5,431)
Net cash used in investing activities from continuing operations	(3,570)	(5,431)
Financing Activities from Continuing Operations
Proceeds from sale of convertible notes	618	—
Proceeds from sale of common stock	23,462	33,103
Proceeds from exercise of stock options	7	—
Repurchase of shares	—	(29)
Common stock issuance costs	(1,822)	(1,767)
Net cash provided by financing activities from continuing operations	22,265	31,307

Cash used by operating activities of discontinued operations	—	(238)

Increase in cash and cash equivalents	(3,807)	6,192
Cash and cash equivalents, beginning of year	16,967	10,775
Cash and cash equivalents, end of year	$13,160	$16,967

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$1	$2
Non-cash investing and financing activities:
Subscriptions receivable	$281	$814
Common stock repurchased for deconsolidation	—	(2,310)
Shares issued for conversion of convertible notes payable and accrued interest	$703	$—

See accompanying notes.

F-24

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company’s ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings’ success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company’s ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company’s liquidity position, there is no guarantee that they will be sufficient to fully address the Company’s financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

F-25

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reverse Stock Split

The accompanying consolidated financial statements and related notes have been retroactively restated to reflect a 1-for-3 reverse stock split of the Company’s common stock effected by the Company on August 5, 2025. See Note 13 for further discussion.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and December 31, 2023.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$8,770	$-	$-	$8,770
Total	$8,770	$-	$-	$8,770

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total	$15,402	$-	$-	$15,402

As of December 31, 2024 and December 31, 2023, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

F-26

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and December 31, 2023, cash and cash equivalents contained $4.1 and $3.9 million, respectively, of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

F-27

For the year ended December 31, 2024, we recorded impairment charges of $0.8 million related to construction-in-progress assets, as further discussed in Note 6 to our consolidated financial statements. For the year ended December 31, 2023, we recorded $1.7 million in impairment charges related to construction-in-progress assets, as detailed in Note 6 to our consolidated financial statements.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2024 and December 31, 2023, we had approximately $9.0 and $12.0 million in open purchase orders, respectively.

Revenue Recognition

As of December 31, 2024, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

F-28

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

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Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Discontinued Operations

In April 2023, we sold our infotainment display business (see Note 4). Accordingly, the results of operations and cash flows of the disposed business have been reported as discontinued operations through such date.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company’s 2021 Stock Option and Incentive Plan.

As of December 31, 2024 and 2023, potentially dilutive securities outstanding were as follows:

	December 31, 2024	December 31, 2023
Preferred stock	3,721,394	3,721,394
Stock options	3,803,417	3,830,290
Warrants	868,167	-
Potentially dilutive securities	8,392,978	7,551,684

For the years ended December 31, 2024 and 2023, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Year Ended December 31,
			2023
	2024		(as restated)
	Class A	Class B	Class A	Class B
Numerator
Allocation of losses	$(28,013)	$(6,894)	$(49,680)	$(9,612)
Denominator
Weighted average shares outstanding	18,486,999	4,549,810	18,514,664	3,582,245
Basic net loss per share	$(1.52)	$(1.52)	$(2.68)	$(2.68)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

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NOTE 3 – RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods.

As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

The following table summarizes the impact of the restatement on the Company’s previously issued financial statements for the year ended December 31, 2023 (in thousands, except per share amounts):

	As of and for the year ended December 31, 2023
Line Item	As previously reported	Restatement adjustment	As restated
Stock-based compensation
General, selling, and administrative	22,117	4,468	26,585
Research and development	8,320	218	8,538
Total stock-based compensation	$30,437	$4,686	$35,123
Operating Expenses:
General, selling, and administrative	33,008	4,468	37,476
Research and development	23,450	218	23,668
Total operating expenses	$56,458	$4,686	$61,144

Net income (loss)	$(54,606)	$(4,686)	$(59,292)
Additional Paid-in Capital	$263,310	$4,686	$267,996
Accumulated deficit	$(237,819)	$(4,686)	$(242,505)
Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(2.47)	$(0.21)	$(2.68)

NOTE 4 – DISCONTINUED OPERATIONS

Acquisition and Disposition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company acquired all issued and outstanding shares of Andromeda Interfaces, Inc. (AI) for 83,696 shares of Aptera common stock. The acquisition was accounted for as a business combination and goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired.

In April of 2023, the Company and AI signed a settlement agreement where Aptera agreed to assign all of its rights, title and interest in and to the capital stock of AI back to each of AI’s founders, in exchange for 83,696 shares of Aptera common stock, essentially unwinding the business combination transaction, which resulted in the results of operations of AI meeting the classification criteria for a discontinued operation for the year ended December 31, 2023. In the year ended December 31, 2023, the Company recorded a loss from discontinued operations of $235 thousand, of which $53 thousand was in connection with the operations of AI and $182 thousand was a loss recorded in connection with the disposal of the business.

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NOTE 5 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through December 31, 2024, the Company submitted reimbursement requests totaling $2.8 million under this grant, of which $0.3 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Leasehold improvements	$761	$694
Computers, hardware and software	95	95
Research and development equipment	740	788
Other equipment	933	824
Construction in progress	15,507	12,986
	18,036	15,387
Less accumulated depreciation and amortization	(1,151)	(717)
Total property and equipment, net	$16,885	$14,670

Impairment of construction in progress assets

During the year ended December 31, 2024, we recorded a non-cash charge to impair and abandon construction in progress assets related to an electric motor technology that was replaced in the Company’s production plan. In December of 2023, we recorded non-cash impairment charges of $1.7 million related to changes in the Company’s plans for its battery manufacturing line. The construction in progress asset impairment charges in each period were recorded to research and development expenses.

NOTE 7 – LEASES

As of December 31, 2024, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. This reflects a reduction of leased space compared to September 2023 when we exited our facility in Vista, CA. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

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Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2024	As of December 31, 2023
Operating lease assets, net	$2,104	$2,901

Current portion of lease liabilities and other current liabilities	1,030	915
Long-term lease liabilities	1,468	2,498
	$2,498	$3,413

The following table summarizes the annual contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2024
2025	$1,191
2026	1,227
2027	314
Total minimum lease payments	2,732
Imputed interest	(234)
Total minimum lease payments	$2,498

We recorded $1.1 million and $2.0 million as operating lease expense for the years ended December 31, 2024 and 2023, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of December 31, 2024	As of December 31, 2023
Supplemental lease information
Weighted average remaining lease term (in years)	2.25	3.25
Weighted average discount rate	8.30%	8.30%

	As of December 31, 2024	As of December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,139	$3,766
Leased assets obtained in exchange for new operating lease liabilities	$-	$-

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

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Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 144,927 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In July, 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp. The lawsuit seeks compensatory, enhanced, and exemplary damages, disgorgement of profits, and injunctive relief. Aptera intends to vigorously defend itself and believes the claims are without merit.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2024, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

F-34

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) (a) any transaction that would have the effect of listing the Class B Common Stock on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (each, a “Principal Market”), or (b) the acquisition, merger or other business combination between the Company or any direct or indirect parent company of the Company that may be formed from time to time and a “special purpose acquisition company” or similar entity whose shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended and listed on a Principal Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2024 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$27.6000	217,391	25,693	$709
Series B-1-B Preferred Stock	0.6555	379,774	126,591	83
Series B-1-C Preferred Stock	0.7281	4,234,991	1,411,664	1,028
Series B-1-D Preferred Stock	1.1553	772,597	257,532	298
Series B-1-E Preferred Stock	1.2837	4,618,667	1,539,556	1,976
Series B-1-F Preferred Stock	1.4565	1,071,984	357,328	520
Series B-1-G Preferred Stock	26.4000	9,091	3,030	80
Preferred Stock		20,000,000	-	-
Total Series B Preferred Stock as of December 31, 2024		31,304,495	3,721,394	$4,694

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock holders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding. During the year ended December 31, 2023, the Company repurchased 83,696 shares of its Class A common stock at a weighted average price of approximately $31.50 per share in connection with the sale of AI.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the year ended December 31, 2024, we issued 744,329 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $31.50 per share. Additionally, we issued 27,877 shares in exchange for the 2024 Convertible Notes and accrued interest (described below). The issuance of the convertible notes resulted in total proceeds of $0.7 million and were converted at a weighted-average price of $25.20 per share. Furthermore, 642 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $11.40 per share.

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2024 Convertible Notes

During the year ended December 31, 2024, the Company issued convertible promissory notes (the “2024 Convertible Notes”) with an aggregate principal amount of $0.7 million, carrying an annual interest rate of 12%, compounded annually with a maturity date 24 months from execution of the note agreement. The 2024 Convertible Notes were structured to automatically convert into shares of the Company’s Class B common stock upon the occurrence of a qualified equity financing event.

In November 2024, the Company completed a qualified equity financing round at a price per share of $31.50, triggering the conversion of the 2024 Convertible Notes at a 20% discount for a price per share of $25.20. As a result, in December 2024, the Company issued 27,877 shares of Class B common stock upon the conversion of the 2024 Convertible Notes and related accrued interest. Each Note holder executed a subscription agreement to formalize the conversion.

For accounting purposes, the Company evaluated whether the conversion feature should be bifurcated as an embedded derivative. While the conversion option contained a beneficial conversion feature, management determined that the related debt discount was immaterial due to the short-term nature of the 2024 Convertible Notes (less than four months outstanding) and therefore any bifurcation related to the embedded conversion feature was also deemed to be immaterial. Upon conversion, the liability was derecognized, and the shares were recorded as equity in accordance with the conversion terms. The Company recorded debt issuance costs of $57 thousand as a component of interest expense for the year ended December 31, 2024 related to this transaction.

Warrants Issued to Service Providers

On October 22, 2025, the Company issued the change-in-control warrants referenced above at an exercise price of $5.28 per share, in accordance with the terms of the underlying agreements.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

●	Administrative and technology service providers: These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

●	Electronic investor platforms: These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of December 31, 2024, the Company had Class B common stock subscriptions receivable of $0.3 million. Costs of issuing common stock were $1.9 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

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NOTE 10 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. We have recorded a full valuation allowance against our U.S. federal and state deferred tax assets because it is not more likely than not that our deferred tax assets will be realized.

A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2024	December 31, 2023 (as restated)
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	7.1%	8.4%
Tax credits	1.9%	2.6%
Deferred tax adjustments	2.8%	4.3%
Change in valuation allowance	(32.8)%	(36.3)%
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2024	December 31, 2023 (as restated)
Deferred tax assets
Capitalized start-up costs	$8,901	$9,586
Capitalized research and development costs	12,572	12,614
Stock compensation	17,893	14,513
Net operating loss carryforward	12,255	6,554
Deferred revenue	1,143	-
Intangible assets	261	158
Fixed assets	54	97
Other	131	198
Tax credit carryforward	3,117	2,467
Total deferred tax assets	56,327	46,187
Valuation allowance	$(56,327)	$(46,187)
Net deferred tax assets	-	-

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2024, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $44.7 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation (R&E) tax credit carryforwards of approximately $2.6 million and $0.5 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company’s NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an “ownership change,” in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non-five percent stockholders) over a three year period occurs. After such an ownership change, the corporation’s use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

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If an ownership change occurs and if the Company earns net taxable income, the Company’s ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state income, franchise, or similar taxes.

In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2024 and 2023. The valuation allowance increased by approximately $10.1 million and $21.5 million during the years ended December 31, 2024 and 2023, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2024 and 2023. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company’s U.S. federal and state tax returns since 2021 and 2020, respectively, remain open to examination by the taxing authorities.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 6,333,333. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 2,529,916 as of December 31, 2024.

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Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2022	3,665,931	$15.45	$58,697	$12.84	8.8
Granted	597,147	30.39		24.87	9.4
Exercised	—	—		—	—
Cancelled	(327,860)	18.84		15.93
Outstanding and expected to vest at December 31, 2023	3,935,218	$17.43	$55,344	$14.43	8.0
Granted	355,683	31.50		25.53	9.7
Exercised	(642)	11.40		9.96	—
Forfeited	(11,988)	31.29		26.25
Expired	(474,854)	14.10		11.31
Outstanding and expected to vest at December 31, 2024	3,803,417	$19.17	$46,903	$15.84	6.8
Vested and exercisable at December 21, 2024	3,347,404	$18.18	$44,561	$15.09	6.5

The total fair value of stock options granted during the year ended December 31, 2024 and 2023, respectively was $9.1 million and $14.9 million, respectively, which is being recognized over their respective vesting periods. The total fair value of stock options vested during the year ended December 31, 2024 and 2023 was approximately $9.0 million and $35.2 million, respectively.

Modification of Option Grants

During the years ended December 31, 2024 and 2023, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $5.5 million and $3.2 million in 2024 and 2023, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

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These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted average risk-free interest rate	3.60%	3.92%
Weighted average expected volatility	107.15%	103.3%
Weighted average expected term (in years)	5.78	5.18
Expected dividend yield	0.0%	0.0%
Exercise price	$25.98	$17.43

The allocation of stock-based compensation expense for the year ended December 31, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023 (as restated)
General, selling, and administrative	$11,808	$26,585
Research and development	3,460	8,538
Total stock-based compensation	$15,268	$35,123

As of December 31, 2024 the total unrecognized compensation cost related to outstanding time-based options was $9.2 million, which is expected to be recognized over a weighted-average period of 1.31 years.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $44.40 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $100 thousand through this offering.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $31.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $348 thousand through this offering.

Extension of Post-Termination Exercise Period

In January 2025, the Company extended the post-termination exercise period of 180,758 stock options that were granted to a former employee by 12 months.

Reverse Stock Split

On August 5, 2025, the Company effected a 1-for-3 reverse stock split of its issued and outstanding Class A common stock, Class B common stock, and each series of Series B-1 preferred stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every three shares of each class or series issued and outstanding immediately prior to the effective time were automatically reclassified into one share of the same class or series. No fractional shares were issued as a result of the Reverse Stock Split; instead, any fractional shares resulting from the split were rounded up to the nearest whole share. The par value of the Company’s capital stock and the total number of authorized shares were not affected by the Reverse Stock Split. Accordingly, all share and per-share amounts for all periods presented in the accompanying consolidated financial statements and related notes have been retroactively restated to reflect the reverse stock split.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimate expenses to be paid by the registrant in connection with the offering described in this registration statements, other than underwriting discounts and commissions.

Amount Paid or to be Paid
SEC registration fee	$4,417
Legal fees and expenses	50,000
Accounting fees and expenses	6,940
Miscellaneous expenses	38,643
Total	$100,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the registrant’s Amended Charter that will be in effect following the effectiveness of this registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

●	any breach of the director’s duty of loyalty to the registrant or its stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

●	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the registrant’s Bylaws provide that:

●	the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

●	the registrant may indemnify its other employees and agents as set forth in the DGCL;

●	the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

●	the rights conferred in the Bylaws are not exclusive.

The indemnification provisions in the registrant’s Amended Charter and Bylaws may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.

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We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The Company has made the following securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act:

Employee Stock Options (Rule 701): Beginning in March 17, 2022, the Company issued 1,980,830 shares of Class B Common Stock to directors, officers, employees, consultants, and service providers upon the exercise of options under the 2021 Stock Option and Incentive Plan, at per share purchase prices ranging from $27.60 to $31.50, in reliance on Rule 701 of the Securities Act.

Private Placements (Section 4(a)(2)):

●	In 2022, the Company issued 386,364 shares of Class A Common Stock for approximately $10.2 million to 10 accredited investors.

●	In 2022, the Company issued 4,511 shares of Class B Common Stock to three separate vendors of the Company as consideration for approximately $125,000 in services rendered to the Company.

●	In 2022, the Company issued 144,927 shares of Class B Common Stock to Chery Automobile Co. Ltd in consideration for services rendered to the Company.

●	In 2023, the Company issued 69,343 shares of Class B Common Stock to 9 separate service providers (5 of which are individuals (one of which was an employee of the Company), and 4 of which are entities) as consideration for approximately $2.2 million in services rendered to the Company.

●	During the year ended December 31, 2022, the Company issued SAFE Agreements in the amount of $80 thousand to a service provider as consideration for services rendered, which was subsequently converted into Series B-1 Preferred Stock on August 25, 2022.

●	During the year ended December 31, 2024, the Company sold $675,000 worth of convertible notes to non-affiliated accredited investors, bearing 12% annual interest and maturing in 24 months, convertible into common stock.

●	During December 31, 2024, the Company issued to Amato and Partners, LLC, a vendor of the Company, a warrant to purchase 333,333 shares with an exercise price of $31.50. This warrant vests monthly through May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant for 533,333 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. The Company has also issued warrants to US Capital Global Securities, LLC pursuant to four separate warrant agreements for an aggregate of 1,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029.

●	During the three months ended June 30, 2025, the Company issued 347 shares of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand, based on a weighted-average issuance price of $44.40. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

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The proceeds from each of the private placements set forth above was used for working capital and general corporate purposes. No intermediary was involved in any of the offerings set forth above.

Regulation A Offerings:

●	For the year ended December 31, 2022, the Company sold 1,038,800 shares of Class B Common Stock for approximately $28.7 million.

●	For the year ended December 31, 2023, the Company sold 1,076,716 shares of Class B Common Stock for approximately $33.9 million.

●	During the year ended December 31, 2024, the Company sold 322,037 shares of Class B Common Stock for approximately $10.2 million.

●	From June 30, 2025 to July 26, 2025 (the termination date of this offering), the Company sold 48,400 shares of Class B Common Stock for approximately $2.1 million.

For all Regulation A offerings set forth above, Dalmore LLC and/or OpenDeal Broker LLC acted as broker-dealers, receiving aggregate commissions of 1% of the total proceeds. The sales were to retail investors and the proceeds from each of the Regulation A offerings set forth above was used for working capital and general corporate purposes.

Regulation D 506(c) Offerings:

●	In 2022, the Company sold 25,693 shares of Series B-1 Preferred Stock for $709 thousand to an SPV that is owned by 12 accredited investors, none of which have a material relationship with the Company.

●	During the year ended December 31, 2024, the Company sold 256,708 shares of Class B common stock for approximately $7.5 million to a large number of accredited investors with no material relationship to the Company.

●	From June 30, 2025 to August 27, 2025, the Company sold 22,468 shares of Class B Common Stock for approximately $0.7 million to a large number of accredited investors with no material relationship to the Company.

The proceeds from each of the Regulation D offerings set forth above was used for working capital and general corporate purposes.

Regulation Crowdfunding Offering:

●	From May 30, 2024, to September 19, 2024, the Company sold 158,503 shares of Class B Common Stock for approximately $4,992,855. Jumpstart Micro, Inc. acted as the broker-dealer, receiving $249,643 in commissions.

The sales for the Regulation Crowdfunding offering were to retail investors and the proceeds from the Regulation Crowdfunding offering set forth above was used for working capital and general corporate purposes.

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

		Incorporation by Reference
Exhibit Number		Form	File Number	Filing Date	Exhibit Number
3.1	Restated Certificate of Incorporation	1-U	24R-00472	August 31, 2022	8.1
3.2	Bylaws	1-A/A	024-11479	April 30, 2021	2.2
3.3	Certificate of Amendment of Aptera Motors Corp.	1-U	24R-00472	August 11, 2025	2.1
3.4	Form of Amended and Restated Certificate of Incorporation	S-1	333-289898	August 27, 2025	3.4
3.5	Form of Amended and Restated Bylaws	S-1	333-289898	August 27, 2025	3.5
4.1	Form of Voting Agreement	1-A POS	024-11479	August 10, 2023	5.1
4.2	Warrant issued to Amato and Partners, LLC dated November 15, 2024 (FMV Price)	S-1	333-289898	August 27, 2025	4.2
4.3	Amendment dated August 27, 2025 to Warrant issued to Amato and Partners, LLC dated November 15, 2024 (FMV Price)	S-1	333-289898	August 27, 2025	4.3
4.4	Warrant issued to Amato and Partners, LLC dated November 15, 2024 (Fixed Price)	S-1	333-289898	August 27, 2025	4.4
4.5	Warrant issued to US Capital Global Securities, LLC dated October 4, 2024	S-1	333-289898	August 27, 2025	4.5
4.6	Warrant issued to US Capital Global Securities, LLC dated October 25, 2024	S-1	333-289898	August 27, 2025	4.6
4.7	Warrant issued to US Capital Global Securities, LLC dated October 31, 2024	S-1	333-289898	August 27, 2025	4.7
4.8	Warrant issued to US Capital Global Securities, LLC dated December 2, 2024	S-1	333-289898	August 27, 2025	4.8
5.1*	Opinion of Lowenstein Sandler LLP
10.1	2021 Stock Option and Incentive Plan #	1-K	24R-00472	May 2, 2022	6.1
10.2	Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement(^)	1-K	24R-00472	April 28, 2023	6.2
10.3	Chery Supply Agreement as amended	1-K	24R-00472	April 28, 2023	6.3
10.4	Option Agreement with Chris Anthony #	1-K	24R-00472	May 2, 2022	6.4
10.5	Option Agreement with Steve Fambro #	1-K	24R-00472	May 2, 2022	6.6
10.6	Single Tenant Lease – Net between the Company and EV 2340, LLC	1-A POS	024-11479	July 13, 2022	6.7
10.7	Lease between the Company and H.G. Fenton Property Company	1-A POS	024-11479	July 13, 2022	6.8
10.8	Form of Indemnification Agreement #	S-1	333-289898	August 27, 2025	10.8
10.9	Form of 2025 Omnibus Equity Plan #	S-1	333-289898	August 27, 2025	10.9
10.10	Form of Incentive Stock Option Grant Agreement#	S-1	333-289898	August 27, 2025	10.10
10.11	Form of Nonqualified Stock Option Grant Agreement#	S-1	333-289898	August 27, 2025	10.11
10.12	Form of Restricted Stock Unit Award Agreement#	S-1	333-289898	August 27, 2025	10.12
10.13	Employment Agreement with Chris Anthony #	S-1	333-289898	August 27, 2025	10.13
10.14	Employment Agreement with Steve Fambro #	S-1	333-289898	August 27, 2025	10.14
10.15	Interim Chief Financial Officer Engagement Letter #	S-1	333-289898	August 27, 2025	10.15
10.16	Purchase Agreement	8-K	001-42884	October 14, 2025	10.1
10.17	Registration Rights Agreement	8-K	001-42884	October 14, 2025	4.1
21.1	Subsidiaries of the Company	S-1	333-289898	August 27, 2025	21.1
23.1*	Consent of dbbMcKennon
23.2*	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1)
107	Filing Fee Table	S-1	333-291030	October 23, 2025	107

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

# Indicates management contract or compensatory plan.

* Filed herewith

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(b)	Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act.

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Carlsbad, California on October 23, 2025.

APTERA MOTORS CORP.

/s/ Chris Anthony
By:	Chris Anthony
Title:	Co-Chief Executive Officer

We, the undersigned officers and directors of Aptera Motors Corp., hereby severally constitute and appoint Chris Anthony and Tom DaPolito, and each of them singly (with full power to each of them to act alone), to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on October 23, 2025.

Signature	Title

/s/ Chris Anthony	Co-Chief Executive Officer and Director
Chris Anthony	(Principal Executive Officer)

/s/ Tom DaPolito	Interim Chief Financial Officer
Tom DaPolito	(Principal Financial Officer and Principal Accounting Officer)

/s/ Steve Fambro	Co-Chief Executive Officer and Director
Steve Fambro

/s/ Tony Kirton	Director
Tony Kirton

/s/ Todd Butz	Director
Todd Butz

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